UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Profound Energy Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Paramount Energy Trust

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

74318R102

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

April 24, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated April 24, 2009 (the “Circular”)

•	Letter of Transmittal and Election Form

•	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the legends under the heading “Notice to Shareholders in the United States” in the Offer to Purchase.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, upon the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of PET incorporated herein by reference may be obtained on request without charge from Paramount Energy Trust at 3200, 605 – 5th Avenue S.W., Calgary, Alberta or by telephone at (403) 269-4400 and are also available electronically at www.sedar.com.

April 24, 2009

1463072 Alberta Ltd.

an indirect wholly-owned subsidiary of

PARAMOUNT ENERGY TRUST

OFFER TO PURCHASE

all of the issued and outstanding Common Shares (together with associated Rights) of

PROFOUND ENERGY INC.

on the basis of, at the election of each holder of a Common Share:

(a)	Cdn. $1.34 in cash per Common Share (the “Cash Alternative”); or

(b)	0.394 of a trust unit of Paramount Energy Trust per Common Share (the “Unit Alternative”); or

(c)	any combination thereof;

subject, in each case, to pro ration as set forth herein.

1463072 Alberta Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of Paramount Energy Trust (“PET”), hereby offers (the “Offer”) to purchase all of the issued and outstanding common shares, together with associated Rights (as hereinafter defined) (the “Common Shares”) in the capital of Profound Energy Inc. (“Profound”), including the Common Shares which become outstanding upon exercise or conversion of Options (as hereinafter defined), Performance Warrants (as hereinafter defined) and other securities of Profound convertible or exchangeable into Common Shares, which Offer will be open for acceptance until 8:00 a.m. (Calgary time) on June 1, 2009 (the “Initial Expiry Time”), unless withdrawn or extended. Under the Offer, each holder of Common Shares (each, a “Shareholder” and collectively, the “Shareholders”) may elect to receive either the Cash Alternative or the Unit Alternative or any combination thereof. The total amount of cash available under the Offer is limited to $15,000,000 and the total number of PET Units issuable is limited to the Maximum Unit Consideration (as hereinafter defined). See Section 1 of the Offer, “The Offer”. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Unit Alternative, and based on the maximum cash permitted, the Maximum Unit Consideration and Profound’s in-the-money Options, each Shareholder would be entitled to receive approximately $0.395 in cash and approximately 0.278 of a PET Unit for each Common Share tendered, subject to adjustment for fractional PET Units.

(cover continued on the following page)

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, at least 66 2/3 % of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants (as hereinafter defined)), other than any Common Shares held as at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants. This condition and the other conditions of the Offer are described under Section 4 of the Offer, “Conditions of the Offer”. The Offer is a “Permitted Bid” under the Profound Rights Plan (as hereinafter defined).

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PFX”. The PET Units are listed for trading on the TSX under the symbol “PMT.UN”. On March 30, 2009, the last trading day prior to the announcement of the Offer, the closing price on the TSX of the Common Shares was $0.65 and of the PET Units was $3.19. The average closing price on the TSX of the Common Shares and the PET Units for the 20 business days preceding March 31, 2009 was $0.64 and $3.23, respectively. The Offer represents a premium of approximately 106% over the closing price of Common Shares on the last trading day immediately preceding the announcement of the Offer and a premium of approximately 117% over the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days immediately preceding the announcement of the Offer.

THE BOARD OF DIRECTORS OF PROFOUND, AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, AND UPON RECEIPT OF THE OPINION OF FIRSTENERGY CAPITAL CORP., HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF PROFOUND AND PROFOUND SHAREHOLDERS, HAS APPROVED THE OFFER AND THE SUPPORT AGREEMENT AND RECOMMENDS THAT HOLDERS OF COMMON SHARES ACCEPT THE OFFER.

PET has entered into lock-up agreements (each a “Lock-up Agreement”) with certain directors and officers of Profound and certain other Profound Shareholders (collectively, the “Supporting Shareholders”) pursuant to which the Supporting Shareholders have agreed, amongst other things, to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned by them and all Common Shares they may acquire before the Expiry Time pursuant to the exercise of Options or Performance Warrants, representing an aggregate of 4,133,452 Common Shares (which excludes Common Shares issuable upon conversion of Options and Performance Warrants held by the Supporting Shareholders) or approximately 11% of the currently issued and outstanding Common Shares. See Section 7 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound”.

Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal and Election Form (which is printed on GREEN paper) or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal and Election Form, at the office of Computershare Investor Services Inc. (the “Depositary”) shown on the Letter of Transmittal and Election Form and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal and Election Form.

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, “Time for Acceptance” and “Manner of Acceptance”.

Questions and requests for assistance may be directed to the Depositary or to Kingsdale Shareholder Services Inc. (the “Information Agent”) and additional copies of this document, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery (which is printed on YELLOW paper) may be obtained, without charge, on request from the Depositary or the Information Agent at their offices and telephone numbers shown in the Letter of Transmittal and Election Form and on the back page of this document. Questions and requests for assistance may be directed to the Information Agent at: 1-888-518-6554.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The PET Units to be issued pursuant to the Offer involve certain risks. For a discussion of these risk factors you should consider in evaluating the Offer, see “Risk Factors” in Annex “A” hereto.

The TSX has conditionally approved the listing of the PET Units to be issued to holders of Common Shares in connection with the Offer. Listing will be subject to PET fulfilling all of the TSX listing requirements.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States.

Financial statements included or incorporated by reference in the Offer and the Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence requirements, which differ from United States generally accepted accounting principles and United States auditing and auditor independence requirements. As a result, such financial statements may not be comparable to the financial statements of United States companies. Notwithstanding the foregoing, PET has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2008, and such Form 40-F includes a reconciliation of PET’s audited consolidated financial statements for the year ended December 31, 2008 to United States generally accepted accounting principles, as required by Form 40-F.

Data on oil and gas reserves included or incorporated by reference in the Offer and the Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (which are defined differently than SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves may be calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production may be reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Offer and Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

PET Units received pursuant to the Offer will be “restricted securities” under the U.S. Securities Act (as hereinafter defined), and therefore subject to resale restrictions, to the same extent and proportion as the Common Shares of Profound being acquired in the Offer.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror, PET and the Administrator are located in Canada, and all of their officers and directors are residents of Canada. You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada. See Sections 18 and 19 of the Circular, “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in the open market or privately negotiated purchases, subject to Applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On April 23, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8137.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular, including statements made under Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, Section 13 of the Offer, “Market Purchases of Common Shares”, Section 3 of the Circular, “Background to and Reasons for the Offer”, Section 6 of the Circular, “Purpose of the Offer and Plans for Profound”, Section 7 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound”, Section 13 of the Circular, “Source of Funds” and Section 14 of the Circular, “Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing” in addition to certain statements contained elsewhere in this document or the documents incorporated herein by reference, are “forward looking statements” and are prospective. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “targets”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements are based on estimates and assumptions made by the Offeror and PET in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and PET believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including, without limitation, general business and economic conditions; the failure to meet certain conditions of the Offer; the ability to integrate the operations of Profound; the ability to realize upon any anticipated growth prospects and potential synergies; the timing and receipt of governmental approvals necessary to complete the Offer; the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; the ability to attract and retain Profound employees following the acquisition; the ability to carry out the Offeror’s plans for Profound; legislative and/or regulatory changes; and other risk factors relating to PET that are discussed in greater detail in PET’s filings with the Canadian Securities Regulatory Authorities which are accessible on SEDAR at www.sedar.com. These factors should be considered carefully, and readers should not place undue reliance on the forward looking statements contained in, or incorporated by reference into, the Offer and Circular. The Offeror and PET disclaim any intention or obligation to update or revise any such forward looking statements, whether as a result of new information, future events or other circumstances, except to the extent required by applicable law.

GLOSSARY

In the Offer, Circular, Annexes to the Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer, Circular, Annex, Letter of Transmittal and Election Form or Notice of Guaranteed Delivery, as applicable:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c.B-9, as amended;

“Acquisition Proposal” means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Profound or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Profound whether by an arrangement, amalgamation, merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Profound, take-over bid or exchange offer or similar transaction involving Profound, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Profound or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Profound (other than the transactions contemplated by the Support Agreement);

“Administrator” means Paramount Energy Operating Corp., a corporation existing under the laws of Alberta;

“affiliate” has the meaning ascribed thereto in the Securities Act, except as otherwise provided herein;

“Applicable Securities Laws” means all applicable securities and corporate laws, regulations, orders, notices, instruments, blanket orders and policies in the applicable jurisdiction;

“Area of Exclusion Agreement” means the area of exclusion agreement entered into March 30, 2009 among POT, Profound and Profound’s Chief Executive Officer and Chief Operating Officer;

“associate” has the meaning ascribed thereto in MI 62-104, except as otherwise provided herein;

“Board of Directors” means the board of directors of Profound;

“Business Day” means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

“Canadian Securities Regulatory Authorities” means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

“Cash Alternative” means $1.34 per Common Share;

“Cash Electing Shareholder” means a Shareholder electing (or deemed to be electing) the Cash Alternative;

“Circular” means the take-over bid circular accompanying the Offer and forming part hereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Common Shares” means the common shares in the capital of Profound issued and outstanding at any time during the Offer Period and, for the purposes of the Offer, the associated Rights;

“Competition Act” means the Competition Act, R.S.C. 1985, c.C-34, as amended;

“Competition Act Approval” means either:

(a)	that the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Support Agreement; or

(b)	the applicable waiting period under Section 123 of the Competition Act shall have expired, been terminated or, pursuant to Section 113(c) of the Competition Act, waived, and the Commissioner shall have advised PET in writing, on terms satisfactory to PET, acting reasonably, that the Commissioner does not at that time have grounds on which to make an application to the Competition Tribunal under Part VIII of the Competition Act for an order in respect of the transactions contemplated by the Support Agreement;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”;

“Confidentiality Agreements” means the confidentiality agreements between POT and Profound dated February 10, 2009 and March 11, 2009;

“Consideration Alternative” means the Cash Alternative, the Unit Alternative, or any combination thereof;

“Credit Facility” has the meaning ascribed thereto in Section 13 of the Circular, “Source of Funds”;

“Deemed Conversion Event” means:

(a)	the close of business on the third Business Day following the date on which the Expiry Time occurs if at the Expiry Time the Minimum Tender Condition has not been satisfied, provided that if at the Expiry Time the Minimum Tender Condition has not been satisfied and PET waives the Minimum Tender Condition and takes-up and pays for in excess of 50.1% of the outstanding Common Shares, calculated on a fully diluted basis (for the purposes of such calculation Common Shares issued or issuable on the conversion of the Special Warrants shall not be included), prior to the close of business on the third Business Day following the date on which the Expiry Time occurs then the Deemed Conversion Event shall be deemed to have not occurred;

(b)	the termination of the Support Agreement by Profound as a result of a default by PET in making the Offer or as a result of any uncured default by PET of any material covenant or obligation under the Support Agreement or any uncured breach of representation or warranty by PET under and in accordance with the terms of the Support Agreement;

(c)	the termination of the Support Agreement by PET or Profound as a result of the Effective Time not having occurred within 60 days following the Initial Expiry Time, in accordance with and subject to the specific terms of the Support Agreement and provided that the event triggering the termination does not also trigger a Redemption Event;

(d)	the termination of the Support Agreement by Profound as a result of the occurrence of a Material Adverse Change with respect to PET; and

(e)	the termination of the Support Agreement by PET or Profound as a result of a Governmental Authority having issued an order, decree or ruling or taking any other actions permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Support Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction, provided that the restraint, enjoinment or prohibition of any of the transactions contemplated by the Support Agreement:

(i)	has not been occasioned by an act of Profound, other than an act contemplated by the Special Warrant Agreement or the Support Agreement; and

(ii)	the termination event does not also trigger a Redemption Event;

“Depositary” means Computershare Investor Services Inc., at its office shown on the Letter of Transmittal and Election Form and on the back page of the Circular;

“Disclosure Letter” means the written disclosure letter of Profound addressed to PET dated March 30, 2009;

“Effective Time” means the time at which the Offeror first takes-up and pays for Common Shares deposited pursuant to the Offer;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the STAMP, a member of the SEMP or a member of the MSP, where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States;

“Expiry Date” means June 1, 2009, unless the Offer is extended (pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

“Expiry Time” means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

“Governmental Authority” means any:

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)	Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange;

(c)	subdivision, agent, commission, board, or authority of any of the foregoing; or

(d)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Agent” means Kingsdale Shareholder Services Inc., the information agent in respect of the Offer;

“Initial Expiry Time” means 8:00 a.m. (Calgary time) on June 1, 2009;

“Laws” means applicable laws, statutes, by-laws, published rules, regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Letter of Transmittal and Election Form” means, in respect of the Common Shares, a letter of transmittal and election form accepting the Offer in the form printed on GREEN paper accompanying the Offer and Circular;

“Lock-up Agreements” means the lock-up agreements dated March 30, 2009 between PET and each of the Supporting Shareholders;

“Material Adverse Change” means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of Profound or PET, as applicable, each on a consolidated basis, but “Material Adverse Change” shall not include a change resulting or arising from: (i) a matter that has prior to March 30, 2009 been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; or (iv) changes in the market price of crude oil, bitumen or natural gas and where, in the case of (ii), (iii) and (iv), such change, effect, event, occurrence or state of facts does not have a disproportionate material adverse change or effect on the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of PET or Profound, on a consolidated basis, as compared to the corresponding effect on corporations and other entities engaged in the oil and gas industry generally;

“Material Adverse Effect” means any effect resulting from a Material Adverse Change;

“Maximum Cash Consideration” means $15,000,000;

“Maximum Take-Up Date Cash Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Maximum Take-Up Date Unit Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Maximum Unit Consideration” means such number of PET Units equal to: (i) 0.394 multiplied by (ii) the difference between (A) the number of Common Shares outstanding (on a fully diluted basis) on the initial Take-Up Date (excluding any Common Shares issued or issuable upon conversion of the Special Warrants and any Common Shares owned by PET or any of its affiliates as at March 30, 2009) and (B) 11,194,029;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Minimum Required Common Shares” means that number of the outstanding Common Shares required pursuant to the Minimum Tender Condition, unless the Offeror shall have waived the Minimum Tender Condition, in which case “Minimum Required Common Shares” means the number of outstanding Common Shares which the Offeror takes-up on the Take-Up Date;

“misrepresentation” shall have the meaning ascribed thereto under the Securities Act;

“MSP” means the New York Exchange Inc. Medallion Signature Program;

“Non-Completion Fee” means the sum of $1,250,000 payable by Profound to PET on the occurrence of certain events under the terms of the Support Agreement;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form printed on YELLOW paper accompanying the Offer and Circular;

“Offer” means the offer to purchase all of the outstanding Common Shares made hereby to Profound Shareholders, the terms and conditions of which are set forth in the Offer Documents;

“Offer Documents” means, collectively, the Offer, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery;

“Offer Period” means the period commencing on April 24, 2009 and ending at the Expiry Time;

“Offeror” means 1463072 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta;

“Options” means stock options granted pursuant to the Stock Option Plan;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Performance Warrants” means the performance warrants to acquire 2,734,733 Common Shares granted to various directors, officers and employees of Profound;

“person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority and any group comprised of more than one Person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative;

“PET” means Paramount Energy Trust;

“PET Units” means the trust units of PET;

“POT” means Paramount Operating Trust;

“POT Royalty” has the meaning ascribed thereto in “Paramount Operating Trust” in Annex “A” hereto;

“Profound” means Profound Energy Inc.;

“Profound Rights Plan” means the shareholder protection rights plan agreement made as of March 30, 2009 between Profound and Valiant Trust Company;

“Profound Shareholders” or “Shareholders” means holders of Common Shares, and “Profound Shareholder” or “Shareholder” means any one of them;

“Redemption Event” means:

(a)	PET’s determination in its discretion, acting reasonably, that an act, action, suit or proceeding has been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, or a Law has been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to PET of Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at March 30, 2009), or the right of PET to own or exercise full rights of ownership of Common Shares;

(ii)	which, if the issuance of the Common Shares on conversion of the Special Warrants was consummated, would reasonably be expected to have a Material Adverse Effect on PET or Profound; or

(iii)	which would materially and adversely affect the ability of PET to be issued the Common Shares on conversion of the Special Warrants or to otherwise acquire Common Shares (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at March 30, 2009);

(b)	the existence of any prohibition at Law against PET acquiring Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at March 30, 2009);

(c)	the existence or occurrence, in the judgment of PET, acting reasonably, of a Material Adverse Change in respect of Profound;

(d)	any representation and warranty of Profound in the Special Warrant Agreement that is qualified by reference to a Material Adverse Effect being not true and correct in all respects at the Expiry Time;

(e)	any representation and warranty of Profound in the Special Warrant that is not qualified by reference to a Material Adverse Effect (excluding those with respect to outstanding share capital (on an undiluted and fully diluted basis)) being not true and correct in all respects at the Expiry Time unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect;

(f)	any representation and warranty of Profound in the Special Warrant Agreement with respect to outstanding share capital (on an undiluted and fully diluted basis) being not true and correct in all respects (except for changes thereto resulting from the issuance of Common Shares under the terms of the Options and Performance Warrants) at the Expiry Time;

(g)	Profound not having observed and performed its covenants in the Special Warrant Agreement and in the Support Agreement at the Expiry Time in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Expiry Time;

(h)	PET has taken-up under the Offer such number of Common Shares as represents not less than 50.1% of the outstanding Common Shares, calculated on a fully diluted basis (for purposes of such calculation Common Shares issued or issuable on the conversion of the Special Warrants shall not be included);

(i)	the termination of the Support Agreement by PET as a result of an uncured default of Profound of any material covenant or obligation under the Support Agreement or any uncured breach of representation or warranty by Profound under and in accordance with the terms of the Support Agreement;

(j)	the Non-Completion Fee becomes payable in accordance with the Support Agreement; and

(k)	the termination of the Support Agreement following receipt of a Superior Proposal and payment of the Non-Completion Fee pursuant to the terms of the Support Agreement.

“Rights” means the rights issued and outstanding from time to time under the Profound Rights Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Alberta) as amended;

“SEMP” means the Stock Exchange Medallion Program;

“Special Warrant Agreement” means the special warrant agreement dated March 30, 2009 between Profound and PET;

“Special Warrants” means special warrants to acquire 9,224,310 Common Shares issued on April 14, 2009 pursuant to the terms of the Special Warrant Agreement;

“STAMP” means the Securities Transfer Agents Medallion Program;

“Stock Option Plan” means the stock option plan of Profound, as amended;

“subsidiary” has the meaning contemplated by the ABCA;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”;

“Superior Proposal” means any bona fide written Acquisition Proposal that constitutes a commercially feasible transaction which can be carried out in a time frame that is reasonable in the circumstances, in respect of which the funds or other consideration necessary for the Acquisition Proposal are, or are likely to be, available and which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer, from a financial point of view, to Shareholders;

“Support Agreement” means the support agreement dated March 30, 2009 between the Offeror and Profound;

“Supporting Shareholders” means, collectively, the directors and officers of Profound and certain other Shareholders who have entered into Lock-up Agreements, and “Supporting Shareholder” means any one of them;

“Take-Up Date” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

“TSX” means the Toronto Stock Exchange;

“Unit Alternative” means 0.394 of a PET Unit per Common Share;

“Unit Electing Shareholder” means a Shareholder electing (or deemed to be electing) the Unit Alternative;

“Unitholders” means the holders of PET Units;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed thereto in Section 19 of the Circular, “United States Federal Income Tax Considerations”; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

ABBREVIATIONS

Natural Gas and Natural Gas Equivalent		Oil and Liquids
Mcf	thousand cubic feet	bbl	barrels
MMcf	million cubic feet	Mbbl	thousand barrels
Bcf	billion cubic feet	bbl/d	barrels per day
Mcf/d	thousand cubic feet per day	boe/d	barrels of oil equivalent per day
MMcf/d	million cubic feet per day	boe	barrel of oil equivalent
MMcfe	million cubic feet of gas equivalent	Mboe	thousand barrels of oil equivalent
MMcfe/d	million cubic feet of gas equivalent per day	MMboe	million barrels of oil equivalent
Bcfe	billion cubic feet of gas equivalent

Mcfe and boe may be misleading, particularly if used in isolation. In accordance with NI 51-101, a Mcfe and boe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Profound contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Canadian Securities Regulatory Authorities and other public sources and information provided to the Offeror by Profound. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including the Common Shares which become outstanding upon exercise or conversion of Options and Performance Warrants or other securities of Profound convertible or exchangeable into Common Shares, for consideration of, at the election of the Shareholder:

(a)	$1.34 in cash per Common Share; or

(b)	0.394 of a PET Unit per Common Share; or

(c)	any combination of the Cash Alternative and Unit Alternative,

subject, in each case, to pro ration based upon the maximum amount of cash and PET Units offered as set forth below.

Any Shareholder who tenders Common Shares to the Offer and (i) does not complete the Letter of Transmittal and Election Form electing a Consideration Alternative or (ii) does not properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Common Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Unit Alternative.

Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Unit Alternative, and based on the Maximum Cash Consideration, the Maximum Unit Consideration and Profound’s in-the-money Options, each Shareholder would be entitled to receive approximately $0.395 in cash and approximately 0.278 of a PET Unit for each Common Share tendered, subject to adjustment for fractional PET Units.

The maximum amount of cash payable by the Offeror pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed the Maximum Cash Consideration. The maximum number of PET Units issuable by the Offeror pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed the Maximum Unit Consideration.

The Maximum Cash Consideration and the Maximum Unit Consideration will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Unit Consideration. Accordingly:

(a)	the aggregate amount of cash that the Offeror will pay as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration; and

(b)	the aggregate number of PET Units that the Offeror will issue as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Take-Up Date Unit Consideration.

The actual consideration to be received by a Cash Electing Shareholder and a Unit Electing Shareholder is subject to the following:

(a)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which it is entitled in the form of a number of PET Units calculated by dividing such balance by $3.40, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Unit); and

(b)	if, on any Take-Up Date, the number of PET Units that would otherwise be issuable to Unit Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Unit Consideration, then the Maximum Take-Up Date Unit Consideration will be prorated among the Unit Electing Shareholders such that each Unit Electing Shareholder will receive a number of PET Units equal to the number of PET Units sought by such Unit Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Unit Consideration and the denominator of which is the aggregate number of PET Units sought by all Unit Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Units), and each such Unit Electing Shareholder will receive the balance of the consideration to which it is entitled in cash, calculated by multiplying the number of PET Units to which they were otherwise entitled but did not receive by $3.40 (rounded down to the nearest $0.01).

For the purposes of the calculations, if any Shareholder elects more than one Consideration Alternative, such Shareholder will be considered as a separate Shareholder with respect to each Consideration Alternative elected.

Fractional PET Units will not be issued under the Offer. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable under the Offer, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated. Any cash paid in lieu of fractional PET Units shall be in addition to and shall not reduce the Maximum Cash Consideration.

The Offer is made only for Common Shares and is not made for any Options, Performance Warrants, or any other existing rights (other than the Rights) to acquire Common Shares. Subject to the terms of the Support Agreement, any holder of Options, Performance Warrants or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such Options, Performance Warrants or rights, as the case may be, in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer. See Section 5 of the Circular, “Profound Options and Performance Warrants”.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, “Conditions of the Offer”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

PROFOUND’S BOARD OF DIRECTORS, AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, AND UPON RECEIPT OF THE OPINION OF FIRSTENERGY CAPITAL CORP., HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF PROFOUND AND PROFOUND SHAREHOLDERS, HAS APPROVED THE OFFER AND THE SUPPORT AGREEMENT AND RECOMMENDS THAT HOLDERS OF COMMON SHARES ACCEPT THE OFFER.

Lock-up Agreements

PET has entered into the Lock-up Agreements pursuant to which the Supporting Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain limited circumstances, the Common Shares beneficially owned by them and all Common Shares they may acquire before the Expiry Time pursuant to the exercise of Options or Performance Warrants, representing an aggregate of 4,133,452 Common Shares (which excludes Common Shares issuable upon exercise or conversion of Options and Performance Warrants held by the Supporting Shareholders) or approximately 11% of the currently issued and outstanding Common Shares.

See Section 7 and Section 8 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound” and “Arrangements Between PET or the Offeror and Securityholders of Profound”.

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Common Shares, together with a properly completed and duly executed Letter of Transmittal and Election Form or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal and Election Form, at the office of the Depositary shown on the Letter of Transmittal and Election Form and on the back page of the Circular at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal and Election Form which accompanies this Offer and Circular. Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer. The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Common Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, “Time for Acceptance” and “Manner of Acceptance”.

Conditions

Notwithstanding any other provision of the Offer, but subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants. All of such conditions are for the exclusive benefit of the Offeror and, subject to the Support Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, “Conditions of the Offer”. The Offer is a “Permitted Bid” under the Profound Rights Plan.

The Offeror and PET

The Offeror is a corporation incorporated under the laws of the Province of Alberta and is an indirect wholly-owned subsidiary of PET. The Offeror has been incorporated for the purposes of making the Offer.

PET is an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta under a trust indenture among Computershare Trust Company of Canada as trustee, BMO Nesbitt Burns Inc. and the Administrator. PET’s assets consist primarily of the POT Royalty, certain debt owing by POT to PET, 100% ownership of the Administrator and 100% ownership of the beneficial interest in POT.

PET was established for the purposes of issuing PET Units and acquiring and holding royalties and other investments, including the entire beneficial interest in POT and the POT Royalty. See Section 1 of the Circular, “The Offeror and PET” and “Paramount Energy Trust” in Annex “A” hereto.

Profound

Profound was incorporated under the ABCA on February 14, 2005 as 1152311 Alberta Ltd. On March 15, 2005, Profound filed Articles of Amendment to change its name from 1152311 Alberta Ltd. to Cork Exploration Inc. and commenced operations on April 1, 2005. On November 19, 2007, Profound completed a business combination with Profound Energy Ltd. and changed its name from “Cork Exploration Inc.” to “Profound Energy Inc.”.

Profound is engaged in the exploration for, the development of and the production of crude oil, natural gas and natural gas liquids in western Canada. See Section 2 of the Circular, “Profound”.

Purpose of the Offer and Plans Regarding the Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Common Shares. If the Offeror acquires not less than 90% of the Common Shares, the Offeror may acquire the remaining Common Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less than 90% of the Common Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Common Shares without the consent of the holders thereof. See Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”.

Reasons for the Offer

The acquisition of Profound is another step in the strategic expansion of PET’s asset base, complementing PET’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities, PET expects the acquisition of Profound to provide the following benefits to Unitholders:

(a)	provide a solid base of production and an operating foothold in the Pembina area with exposure to a higher reserve and volume impact resource-style gas play that supplements PET’s existing prospect inventory. The acquisition will set the foundation for PET’s new core area of operations in west central Alberta;

(b)	upon successful completion of the Offer:

(i)	PET’s current daily production of 175 MMcfe/d (29,167 boe/d is expected to increase by approximately 10% to 193 MMcfe/d (32,167 boe/d);

(ii)	PET’s proved plus probable reserves are expected to increase by approximately 15% to 560.7 Bcfe (93.5 MMboe);

(c)	the acquisition of Profound is expected to be accretive to production per PET Unit and reserves per PET Unit as at December 31, 2008;

(d)	PET’s reserves to production ratio, utilizing current production and 2008 year end proved and probable reserves, are expected to increase by approximately 4% to a reserve life index of 8.0 years; and

(e)	Profound’s gas production is largely uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.

See Section 3 of the Circular, “Background to and Reasons for the Offer”.

Support Agreement

On March 30, 2009 PET and Profound entered into the Support Agreement pursuant to which PET agreed that, subject to certain conditions, PET or PET’s nominee would make the Offer. The Support Agreement contains, among other things, covenants of PET or PET’s nominee relating to the making of the Offer and covenants of Profound relating to steps to be taken to support the Offer. Profound agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Support Agreement with respect to any actual or potential Acquisition Proposals.

Profound also agreed that after the execution of the Support Agreement it would not, and would not authorize or permit any of its representatives to, directly or indirectly solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal. Profound also agreed that it would not provide or furnish to any party any information concerning Profound and its business, properties and assets in respect of, or which may reasonably be expected to lead to an Acquisition Proposal or to accept, recommend or enter into any agreement to implement an Acquisition Proposal. In addition, Profound has agreed not to release any party from any confidentiality or standstill agreement between Profound and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement.

Notwithstanding any other provisions of the Support Agreement, Profound and its representatives may engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by Profound or its representatives after March 30, 2009) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning Profound and its business, properties and assets and participate in or take any other action if such party has first made a bona fide written Acquisition Proposal and the Board of Directors determines such Acquisition Proposal is a Superior Proposal and further determines in good faith, after considering applicable Laws and receiving the advice of outside legal counsel (which advice may be reflected in Board of Directors minutes) that such action is necessary in order for the Board of Directors to discharge with its fiduciary duties under applicable Laws.

Profound also agreed to notify PET immediately if the Board of Directors determines that any bona fide written Acquisition Proposal constitutes a Superior Proposal. For a period of two Business Days from the time that Profound notifies PET of the fact that the Board of Directors has determined a bona fide written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such two Business Day period, Profound has agreed that it will, and will cause its respective financial and legal advisors to, negotiate in good faith with PET to make such adjustments in the terms and conditions of the Support Agreement and the Offer as would enable PET to proceed with the Offer as amended rather than the Superior Proposal. In the event PET offers to amend the Support Agreement and the Offer to provide that Shareholders shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such two Business Day period, the Board of Directors, upon determining that such amended offer is superior to the Superior Proposal, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Profound has agreed to pay PET the Non-Completion Fee upon the occurrence of certain events.

See Section 4 of the Circular, “Support Agreement”.

Payment for Deposited Common Shares

If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at the Expiry Time, the Offeror will, pursuant to the terms of the Support Agreement, become obligated to take up and pay for all Common Shares validly deposited under the Offer (and not properly withdrawn) as soon as possible, but in any event no later than three business days after the Common Shares are taken up under the Offer. Any Common Shares deposited under the Offer after the date on which the Offeror first takes up Common Shares will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

Regulatory Matters

Competition Act

Under the Competition Act, the acquisition of voting Common Shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry or waiver of an initial 30 day statutory waiting period, unless extended. Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate (“ARC”) under Section 102 of the Competition Act in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror has applied for an ARC in respect of the Offer and will file a short-form notification if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that all requisite regulatory approvals, including such Competition Act approval shall have been obtained on terms and conditions satisfactory to PET in its sole discretion, acting reasonably. See Section 4 of the Offer, “Conditions of the Offer”.

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under “Canadian Federal Income Tax Considerations” in Section 18 of the Circular, which qualifies the information set forth below.

Canadian residents who receive cash and/or PET Units for their Common Shares (including pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction) will generally realize a capital gain or loss to the extent that the value represented by the sum of the cash and fair market value at the Effective Time of the PET Units received exceeds or is less than the total of the adjusted cost base of their Common Shares and their disposition expenses.

Non-residents of Canada will generally not be subject to tax in Canada in respect of the disposition of their Common Shares (including pursuant to a Compulsory Acquisition), where the Common Shares do not constitute taxable Canadian property to such non-resident Shareholders.

The Canadian federal income tax considerations to a Canadian resident or non-resident Shareholder resulting from a Subsequent Acquisition Transaction will depend upon the form of the transaction and the consideration received.

The foregoing is a brief summary of Canadian federal income tax considerations only. Shareholders are urged to read Section 18 of the Circular, “Canadian Federal Income Tax Considerations” and consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

In general, a U.S. Holder whose Common Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (a) the total of the cash and the fair market value of the PET Units received and (b) such holder’s tax basis in the Common Shares so disposed. In the case of a U.S. Holder who is an individual, any such capital gain generally will be subject to United States federal income tax at a preferential rate if the U.S. Holder’s holding period for the Common Shares sold or otherwise exchanged exceeds one year.

The foregoing is a brief summary of United States Federal Income Tax considerations only. Shareholders are urged to read Section 19 of the Circular, “United States Federal Income Tax Considerations” and consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal and Election Forms as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer.

See Sections 2, 3 and 6 of the Offer, “Time for Acceptance”, “Manner of Acceptance” and “Take Up and Payment for Deposited Common Shares” and Section 20 of the Circular, “Depositary”.

Information Agent

The Offeror has retained Kingsdale Shareholder Services Inc. as the information agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person.

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

See Section 21 of the Circular, “Information Agent”.

Stock Exchange Listing

The Common Shares are listed on the TSX. See Section 2 of the Circular, “Profound – Price Ranges and Trading Volumes of Common Shares”. As a result of the acceptance of the Offer by holders of the Common Shares, it is possible that Profound will no longer meet the minimum listing requirements of the TSX. If the Offer is successful, the Offeror intends to cause Profound to delist the Common Shares from the TSX. See Section 14 of the Circular, “Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing”.

OFFER TO PURCHASE

TO:	HOLDERS OF COMMON SHARES OF PROFOUND ENERGY INC.

1.	THE OFFER

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including the Common Shares which become outstanding upon exercise or conversion of Options, Performance Warrants and other securities of Profound convertible or exchangeable into Common Shares, for consideration of, at the election of the Shareholder:

(a)	$1.34 in cash per Common Share; or

(b)	0.394 of a PET Unit per Common Share; or

(c)	any combination of the Cash Alternative and Unit Alternative,

subject, in each case, to pro ration based upon the Maximum Cash Consideration and Maximum Unit Consideration.

Any Shareholder who tenders Common Shares to the Offer and (i) does not complete the Letter of Transmittal and Election Form electing a Consideration Alternative or (ii) does not properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Common Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Unit Alternative.

Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Unit Alternative, and based on the Maximum Cash Consideration, the Maximum Unit Consideration and Profound’s in-the-money Options (all Performance Warrants are out-of-the-money based on the consideration under the Offer), each Shareholder would be entitled to receive approximately $0.395 in cash and 0.278 of a PET Unit for each Common Share tendered, subject to adjustment for fractional PET Units.

The maximum amount of cash payable by the Offeror pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed the Maximum Cash Consideration. The maximum number of PET Units issuable by the Offeror pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed the Maximum Unit Consideration.

The Maximum Cash Consideration and the Maximum Unit Consideration will be pro rated on each date (a “Take-Up Date”) upon which the Offeror takes up or acquires Common Shares pursuant to the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Unit Consideration. Accordingly:

(a)	the aggregate amount of cash that the Offeror will pay as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Common Shares not held by PET on the date of the Offer, calculated on a fully diluted basis (the “Maximum Take-Up Date Cash Consideration”); and

(b)	the aggregate number of PET Units that the Offeror will issue as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Unit Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Common Shares not held by PET on the date of the Offer, calculated on a fully diluted basis (the “Maximum Take-Up Date Unit Consideration”).

The actual consideration to be received by a Cash Electing Shareholder and a Unit Electing Shareholder is subject to the following:

(a)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which it is entitled in the form of a number of PET Units calculated by dividing such balance by $3.40, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Unit); and

(b)	if, on any Take-Up Date, the number of PET Units that would otherwise be issuable to Unit Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Unit Consideration, then the Maximum Take-Up Date Unit Consideration will be prorated among the Unit Electing Shareholders such that each Unit Electing Shareholder will receive a number of PET Units equal to the number of PET Units sought by such Unit Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Unit Consideration and the denominator of which is the aggregate number of PET Units sought by all Unit Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Units), and each such Unit Electing Shareholder will receive the balance of the consideration to which it is entitled in cash, calculated by multiplying the number of PET Units to which they were otherwise entitled but did not receive by $3.40 (rounded down to the nearest $0.01).

For the purposes of the calculations, if any Shareholder elects more than one Consideration Alternative, such Shareholder will be considered as a separate Shareholder with respect to each Consideration Alternative elected.

Fractional PET Units will not be issued under the Offer. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable under the Offer, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated. Any cash paid in lieu of fractional PET Units shall be in addition to and shall not reduce the Maximum Cash Consideration.

The Offer is made only for Common Shares and is not made for any Options, Performance Warrants, or any other existing rights (other than the Rights) to acquire Common Shares. Subject to the terms of the Support Agreement, any holder of Options, Performance Warrants or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such Options, Performance Warrants or rights, as the case may be, in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer. See Section 5 of the Circular, “Profound Options and Performance Warrants”.

Profound’s Board of Directors, after consultation with its legal and financial advisors, and upon receipt of the opinion of FirstEnergy Capital Corp., has determined that the Offer is in the best interests of Profound and Profound Shareholders, has approved the Offer and the Support Agreement and recommends that holders of Common Shares accept the Offer.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, “Conditions of the Offer”. If such conditions are met or waived, the Offeror will take up and pay for the Common Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 8:00 a.m. (Calgary time) on June 1, 2009, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular” and “Withdrawal of Deposited Common Shares”.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer. See Section 20 of the Circular, “Depositary”.

The Offer Documents collectively comprise, are incorporated into and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The accompanying Glossary, Summary, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, 8:00 a.m. (Calgary time) on June 1, 2009, or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Support Agreement) unless withdrawn by the Offeror. Common Shares may be deposited pursuant to the Offer at any time during the Offer Period.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal and Election Form

The Offer may be accepted by delivering to the Depositary at its office shown on the Letter of Transmittal and Election Form and on the back page of the Circular so as to arrive there not later than the Expiry Time:

(a)	the certificate or certificates representing the Common Shares in respect of which the Offer is being accepted;

(b)	the Letter of Transmittal and Election Form in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal and Election Form; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal and Election Form.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will only be considered validly accepted if the Depositary actually receives these documents at its office listed in the Letter of Transmittal and Election Form on or before the Expiry Time.

If the certificate or certificates representing Common Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3, “Procedures for Guaranteed Delivery”.

Except as otherwise provided in the instructions to the Letter of Transmittal and Election Form, all signature(s) on a Letter of Transmittal and Election Form and on certificates representing Common Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal and Election Form, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Any Shareholder who tenders Common Shares to the Offer but does not elect, or properly elect, a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Common Shares deposited will be deemed to have elected the Unit Alternative.

If a certificate representing Common Shares has been lost or destroyed, the Letter of Transmittal and Election Form should be completed as fully as possible and forwarded to the Depositary at its offices indicated herein, together with a letter describing the loss and a contact telephone number. The Depositary will forward such letter to Profound’s registrar and transfer agent so that the transfer agent may provide replacement instructions.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the certificates representing such Common Shares are not immediately available; or (ii) the certificates and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Toronto, Ontario office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form, or a facsimile thereof, relating to the Common Shares and all other documents required by the Letter of Transmittal and Election Form are received by the Depositary at its Toronto, Ontario office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and Election Form and accompanying certificates must be delivered to the Depositary’s office in Toronto, Ontario.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Common Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto, Ontario no later than the Expiry Time.

Shareholders who deposit a Notice of Guaranteed Delivery shall be required to complete an election as to a Consideration Alternative therein. Any Shareholder who deposits a Notice of Guaranteed Delivery and fails to complete the election set out therein with respect to all Common Shares to which the Notice of Guaranteed Delivery applies, will be deemed to have elected the Unit Alternative with respect to the Common Shares not elected, including in the event the subsequent Letter of Transmittal and Election Form elects another Consideration Alternative with respect to such Common Shares. In the event of any discrepancy between a Shareholder’s election in a Notice of Guaranteed Delivery and the subsequent Letter of Transmittal and Election Form, the election or deemed election provided for in the Notice of Guaranteed Delivery shall govern.

General

In all cases, payment for the Common Shares deposited and taken up by the Offeror (whether in the form of cash, PET Units, or both) will be made only after the timely receipt of the certificates representing the Common Shares, together with a properly completed and duly executed Letter of Transmittal and Election Form, or manually signed facsimile thereof, relating to such Common Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal and Election Form, and any other required documents.

The method of delivery of the Letter of Transmittal and Election Form, certificates representing the Common Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The execution of a Letter of Transmittal and Election Form by a Shareholder irrevocably constitutes and appoints certain officers of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Common Shares deposited under the Letter of Transmittal and Election Form which are taken up and paid for under the Offer (the “Purchased Common Shares”) and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer (collectively, the “Other Securities”). Effective on and after the date that the Offeror takes up and pays for the Purchased Common Shares (the “Effective Date”), with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Common Shares and any Other Securities on the appropriate register of holders maintained by Profound; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Common Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholders in respect of such Purchased Common Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Profound, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Common Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Common Shares and/or Other Securities.

Furthermore, a holder of Purchased Common Shares and/or Other Securities who executes a Letter of Transmittal and Election Form agrees, effective on and after the Effective Date, not to vote any of the Purchased Common Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of Profound and not to exercise any or all of the other rights or privileges attached to the Purchased Common Shares and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Common Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Common Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Common Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Common Shares and/or Other Securities who executes a Letter of Transmittal and Election Form covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Common Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Common Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the Common Shares to any other person; (ii) such Shareholder owns the Common Shares (and any Other Securities) being deposited within the meaning of Applicable Securities Laws; (iii) the deposit of such Common Shares (and any Other Securities) complies with Applicable Securities Laws; and (iv) when such Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Common Shares and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery) shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been deposited under the Offer and not withdrawn at least 66 2/3% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants (the “Minimum Tender Condition”);

(b)	all requisite regulatory approvals, including the Competition Act Approval, shall have been obtained on terms and conditions satisfactory to the Offeror in its sole discretion, acting reasonably;

(c)	the Offeror shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares;

(ii)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect on PET or Profound; or

(iii)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(d)	there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall not exist or have occurred, in the judgment of the Offeror, acting reasonably, a Material Adverse Change in respect of Profound;

(f)	at the Expiry Time:

(i)	all representations and warranties of Profound in the Support Agreement:

(A)	that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(B)

that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Common Shares under the terms of the Options and Performance Warrants) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii)	Profound shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Expiry Time;

(g)	the Support Agreement shall not have been terminated;

(h)	the Lock-up Agreements shall have been complied with and shall not have been terminated;

(i)	the Area of Exclusion Agreement shall have been complied with and shall not have been terminated;

(j)	except as set forth in the Disclosure Letter, all outstanding Options or Performance Warrants, or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Common Shares shall have been exercised in full, converted, repurchased as permitted by the Support Agreement or irrevocably released, surrendered or waived;

(k)	there shall be no written or oral consulting or management agreements, or contracts of employment entered into with any parties or employees employed by Profound which are not terminable on giving of reasonable notice in accordance with applicable Laws and the payment of any amount required thereunder which payments shall not exceed in the aggregate the sum of $1,450,000;

(l)	there shall be no greater than 40,711,741 Common Shares issued and outstanding, on a fully diluted basis, after taking account of any such Common Shares issued or to be issued upon the exercise or surrender of Options or Performance Warrants, as contemplated in paragraph (k), above; and

(m)	the aggregate of Profound’s net debt (being bank debt plus any net working capital deficiency or less any working capital surplus) at March 26, 2009 shall not exceed $61,500,000, excluding the reasonable fees and expenses of Profound incurred in connection with the Offer (including, but not limited to, the payment of all employee obligations and financial advisor expenses) which shall not, in the aggregate, exceed $2,500,000.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be assessed at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon PET, the Offeror, the Administrator and Profound.

If all the terms and conditions of the Offer have been complied with or waived, the Offeror will issue and file a news release to that effect promptly after the Expiry Time which will disclose the approximate number of Common Shares deposited and the approximate number of Common Shares that will be taken up.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. If the Offer is withdrawn, the Offeror, forthwith after giving any such notice of withdrawal to the Depository, shall make a public announcement of such withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, “Notice”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any of the Common Shares deposited under such Offer and all certificates for deposited Common Shares, Letters of Transmittal and Election Form, Notices of Guaranteed Delivery and related documents will promptly be returned at the Offeror’s expense to the parties by whom they were deposited.

5.	VARIATION OF TERMS OR CHANGE IN INFORMATION IN THE OFFER OR CIRCULAR

Subject to the terms of the Support Agreement, the Offeror may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of Profound:

(a)	change the number of Common Shares for which the Offer is made;

(b)	increase the Minimum Tender Condition;

(c)	reduce the Minimum Tender Condition to a percentage lower than 50.1% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants) including the number of Common Shares purchased by PET or its affiliates during the term of the Offer as permitted by section 2.2(3) of MI 62-104 but excluding any Common Shares issued or issuable upon conversion of the Special Warrants and any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates;

(d)	decrease the Maximum Cash Consideration, the Maximum Unit Consideration, or the cash amount and ratio of a PET Unit offered for each Common Shares;

(e)	change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share or provide the Shareholders with an option to choose one or more additional alternative forms of consideration in addition to the forms of consideration contemplated herein);

(f)	impose additional conditions to the Offer; or

(g)	otherwise amend the Offer or any terms and conditions thereof in a manner adverse to Profound or the Shareholders, provided that a variation consisting solely of a waiver of a condition by PET shall not be an amendment or variation adverse to Profound or the Shareholders.

The Support Agreement provides that the Offer shall, if any of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer”, have not been satisfied or waived at the Expiry Time, expire at the Initial Expiry Time, except that the Offer may be extended at the sole discretion of the Offeror. Notwithstanding and without limiting the foregoing, the Offeror shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Common Shares validly deposited to the Offer.

In the event that, at the Initial Expiry Time, the Minimum Tender Condition and all other conditions of the Offer have been satisfied or waived, the Offeror will extend the Offer once for an additional ten days past the Initial Expiry Time to allow for subsequent tenders. In addition, in the event that, at the Initial Expiry Time, the Minimum Tender Condition of the Offer has not been satisfied, but all other conditions to the Offer have been satisfied or waived, the Offeror will extend the Offer in accordance with applicable Laws for an additional ten days past the Initial Expiry Time to allow for additional tenders. Further, in the event that at the Initial Expiry Time 50% or more of the Common Shares held by Independent Shareholders (as defined in the Profound Rights Plan), including any Common Shares acquired by PET or the Offeror pursuant to Subsection 2.2(3) of MI 62-104, have been deposited pursuant to the Offer and not withdrawn, the Offeror irrevocably commits to make a public announcement of that fact and the Offer will remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

Subject to the foregoing, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to otherwise vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, promptly after giving any such notice or communication, shall issue and file a press release regarding the variation, shall cause the Depositary as soon as practicable thereafter to provide a notice of variation in the required form in the manner set forth in Section 11 of the Offer, “Notice”, to all Shareholders whose Common Shares have not been taken up before the date of the variation and shall provide a copy of the notice of variation to the TSX. Any notice of variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with or waived, unless the Offeror first takes up all Common Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of such variation has been sent to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer, a change occurs in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, that would reasonably be expected to affect the decision of a holder of the Common Shares to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the PET Units), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a notice of change in the required form in the manner set forth in Section 11 of the Offer, “Notice” to all holders of such Common Shares whose Common Shares have not been taken up pursuant to the Offer before the date of the change. The Offeror will also promptly issue and file a news release regarding the change in information and provide a copy of the notice of change to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any such variation or change in information, all Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Offer Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If the consideration being offered for the Common Shares under the Offer is increased before the expiry of the Offer, the increased consideration will be paid (whether in the form of cash, PET Units, or both) to all depositing holders of the Common Shares whose Common Shares are taken up under the Offer without regard to the time at which such Common Shares are taken up by the Offeror.

6.	TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”, as soon as practicable, but in any event not later than ten days after the Expiry Time. The Offeror is obligated to pay for Common Shares that it has taken up as soon as possible and in any event not later than the earlier of three business days after the Common Shares are taken up and ten days after the Expiry Time.

Any Common Shares deposited under the Offer after the first date on which the Offeror first takes up Common Shares under the Offer will be taken up and paid for not later than ten days after such deposit.

Subject to applicable Laws, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Common Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Common Shares pursuant to the Offer.

No Common Shares will be taken up or paid for pursuant to the Offer: (a) prior to the Initial Expiry Time; and (b) if less than 50% of the Common Shares held by “Independent Shareholders” (as defined in the Profound Rights Plan) have been deposited pursuant to the Offer and not withdrawn, provided that for the purposes of calculating the 50%, the Offeror may include Common Shares acquired by PET or the Offeror pursuant to Subsection 2.2(3) of MI 62-104.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and PET Units for delivery to Shareholders who have tendered and not withdrawn their Common Shares under the Offer.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Common Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds to which a person depositing Common Shares is entitled and/or the delivery of PET Units registered as instructed by such Shareholder, as applicable in the Letter of Transmittal and Election Form. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal and Election Form, the cheque and any certificate representing PET Units will be issued in the name of the registered holder of the Common Shares deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque or PET Units for pick-up by checking the appropriate box in the Letter of Transmittal and Election Form, cheques and certificates representing PET Units, as applicable, will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal and Election Form. If no address is specified, cheques and certificates representing PET Units will be forwarded to the address of the Shareholder as shown on the registers of securityholders maintained by Profound. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Fractional PET Units will not be issued. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable under the Offer, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary. See Section 20 of the Circular, “Depositary”.

7.	WITHDRAWAL OF DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up and paid for by the Offeror;

(b)	at any time before the expiration of ten days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the PET Units) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the time for deposit is extended for a period not later than ten days after the date of the notice of variation);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Canadian Securities Regulatory Authorities; or

(c)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares that are subject to the rights of withdrawal.

Withdrawals of Common Shares deposited to the Offer must be effected by a written notice of withdrawal made by or on behalf of the depositing Shareholder to the Depositary and must be received by the Depositary at the place of deposit of the applicable Common Shares within the time limits indicated above. Notice of withdrawal must: (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by the person who signed the Letter of Transmittal and Election Form accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares that are to be withdrawn; and (iii) specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal and Election Form (as described in the instructions set out in such letter), except in the case of Common Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Common Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission. See Section 24 of the Circular, “Statement of Rights”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

8.	RETURN OF COMMON SHARES

If any deposited Common Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Common Shares than are deposited, certificates for Common Shares not deposited will be returned at the Offeror’s expense by either sending new certificates representing Common Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal and Election Form or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Profound, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer. If, following the Expiry Time, the Offeror does not take up Common Shares deposited under the Offer, the Offeror will also promptly issue and file a news release to that effect.

9.	CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, Profound should subdivide or consolidate the Common Shares or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such subdivision, consolidation or other change.

Common Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Common Shares on or after the date of the Offer. If Profound should declare or pay or make any dividend, or make any other distribution on or issue any rights (including Rights) with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Common Shares into the name of the Offeror or its nominee or transferee on Profound’s share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, cheques issued in consideration for Common Shares purchased pursuant to the Offer, certificates representing the PET Units issuable in consideration for Common Shares purchased pursuant to the Offer and certificates representing Common Shares to be returned will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates representing Common Shares or PET Units which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which such cheques are being issued were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer, “Notice”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”, the deposit of cheques and certificates representing PET Units with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Common Shares shall be deemed to have been paid for immediately upon such deposit.

11.	NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of Common Shares at their addresses as shown on the registers maintained by Profound and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Common Shares, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail or The National Post, provided that if the national edition of The Globe and Mail or The National Post is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto, Ontario; and (iii) it is distributed through the facilities of CNW Group or Marketwire.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary set forth in the Letter of Transmittal and Election Form or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal and Election Form or Notice of Guaranteed Delivery, as applicable.

12.	ACQUISITION OF COMMON SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the ABCA), and the Offeror acquires such deposited Common Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Common Shares held by each Profound Shareholder who did not accept the Offer and any person who subsequently acquires any such Common Shares (a “Dissenting Offeree”) on the same terms (including the Offer price) as it acquired the Common Shares taken up and paid for pursuant to the Offer (a “Compulsory Acquisition”).

To exercise this statutory right, the Offeror must give notice (the “Offeror’s Notice”) to the Dissenting Offerees of such acquisition within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending the Offeror’s Notice, the Offeror must pay or transfer to Profound the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the Common Shares held by such Dissenting Offeree to Profound and must elect either to transfer such Common Shares to the Offeror on the terms on which the Offeror acquired Common Shares under the Offer or to demand payment of the fair value of the Common Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms that the Offeror acquired the Common Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Common Shares, the Offeror may apply to the Court of Queen’s Bench of Alberta (the “Court”) to fix the fair value of the Common Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the other consideration to Profound, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror intends to acquire the remainder of the Common Shares as soon as practicable by way of a Subsequent Acquisition Transaction. In order to effect a Subsequent Acquisition Transaction, the Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, merger, capital reorganization, reclassification, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and Profound and/or the Shareholders for the purposes of Profound becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Profound’s business and assets with or into the Offeror and/or an affiliate of the Offeror or PET, carried out for a consideration per Common Share not less than that provided as consideration for Common Shares acquired under the Offer (a “Subsequent Acquisition Transaction”). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding Common Shares of the relevant class(es) and the approval of a majority of the votes cast by “minority” holders of such Common Shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Common Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If the Offeror takes up and pays for Common Shares under the Offer that represent at least 66 2/3% of the Common Shares outstanding, on a fully diluted basis, the Offeror believes it will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

In certain types of Subsequent Acquisition Transactions, the registered holders of Common Shares may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Common Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Common Shares.

A Subsequent Acquisition Transaction described above may constitute a “business combination” within the meaning of MI 61-101. Under MI 61-101, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a business combination if it would result in the interest of a holder of Common Shares being terminated without such holder’s consent, regardless of whether the Common Shares are replaced with another security. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101, or any successor provision, or exemptions therefrom such that the “related party transaction” provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (in this case, the Common Shares) and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the Common Shares a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to MI 61-101 exempting the Offeror or Profound or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid if the Offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than 120 days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering Shareholders in the take-over bid were entitled to receive in the bid, the consideration per Common Share that the Shareholders would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the take-over bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror, and were reasonably expected to be different from the tax consequences of tendering to the bid, and disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date. In addition, the Offeror has included the disclosure required under MI 61-101 in the Offer and Circular. Accordingly, the Offeror expects to rely on the exemption from the requirement to prepare a valuation in connection with a Subsequent Acquisition Transaction.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of securityholders of that class called to consider the transaction be obtained. In relation to the Offer and any second step business combination, this “minority approval” must be obtained from, unless an exemption is available or discretionary relief is granted by the Canadian Securities Regulatory Authorities, all holders of Common Shares, excluding the votes attached to Common Shares beneficially owned or over which control or direction is exercised by the Offeror, any “interested party”, any “related party” of an “interested party” (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the Common Shares acquired under the Offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by the Offeror or its affiliate and is in respect of Common Shares that were not acquired in the take-over bid, the business combination is completed no later than 120 days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things: (i) that if the Offeror acquired Common Shares under the bid, the Offeror intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Shareholders were entitled to receive in the bid; (ii) that the business combination would be subject to minority approval; (iii) the number of votes attached to the securities that, to the knowledge of the Offeror after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained; (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings; (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination; (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror and were reasonably expected to be different from the tax consequences of tendering to the bid; and (vii) disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that such business combination would be completed no later than 120 days after the Expiry Date. In addition, the Offeror has included the disclosure required under MI 61-101 in the Offer and Circular. Accordingly, the Offeror intends that the votes attached to the Common Shares acquired by it under the Offer will be included as votes in favour of a second step business combination in determining whether minority approval has been obtained in connection with a Subsequent Acquisition Transaction.

To the knowledge of the Offeror as of the date hereof, after reasonable enquiry, other than votes attaching to: (i) the 9,224,310 Common Shares issuable to PET upon the conversion of the Special Warrants (subject to adjustment in accordance with the terms of the Special Warrant Agreement); (ii) the 1,144,994 Common Shares held by William

Davis and the 125,000 Common Shares and 545,600 Common Shares issuable upon the exercise of Options and Performance Warrants, respectively, held by William Davis; and (iii) the 1,118,645 Common Shares held by Nicholas Wemyss and the 94,000 Common Shares and 406,000 Common Shares issuable upon the exercise of Options and Performance Warrants, respectively, held by Nicholas Wemyss, no votes attached to any Common Shares would be required to be excluded in determining whether minority approval for any Subsequent Acquisition Transaction had been obtained.

In addition, under MI 61-101 if, following the Offer, the Offeror and its affiliates beneficially own, in the aggregate, 90% or more of the Common Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 would not apply to the business combination if a statutory appraisal remedy is available, or if no statutory appraisal remedy is available, a substantially equivalent enforceable right is provided to holders of the class of affected securities.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder arising from a Subsequent Acquisition Transaction may be different from the tax consequences to such Shareholder of tendering to the Offer. See Sections 18 and 19 of the Circular, “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” for a description of the tax consequences of both the Offer and a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

If the Offeror is unable to or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Common Shares or to acquire sufficient additional Common Shares to enable it to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take over bid or exchange offer or otherwise, or taking no further action to acquire additional Common Shares. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

Judicial Developments

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

13.	MARKET PURCHASES OF COMMON SHARES

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time subject to and in accordance with Applicable Securities Laws. Under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, the Offeror, PET or any of their affiliates may purchase Common Shares other than under the terms of the Offer provided:

(a)	such intention is stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the aggregate number of Common Shares beneficially acquired does not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)	the purchases are made in the normal course through the facilities of the TSX;

(d)	the Offeror or PET, as applicable, issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day in which Common Shares have been purchased; and

(e)	the broker involved in such trades provides only customary broker services and receives only customary fees of commissions, and no solicitation is made by the Offeror or PET, as applicable, of the seller or their respective agents.

In no event will the Offeror or PET make any such purchases of Common Shares through the facilities of the TSX until the third business day following the date of the Offer. Any Common Shares purchased pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell or transfer Common Shares taken up under the Offer, it reserves the right to make or to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell or transfer any of such Common Shares after the Expiry Time, subject to Applicable Securities Laws.

14.	OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

Subject to terms of the Support Agreement and applicable Laws, the Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Common Shares or notice of withdrawal of Common Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Applicable Securities Laws of the provinces of Canada with respect to the Offer.

Dated: April 24, 2009

1463072 ALBERTA LTD.

By:	(Signed) Susan Riddell Rose
President

The provisions of the Glossary, Summary, Circular, Annexes, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated April 24, 2009 to purchase all of the Common Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning Profound contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with Canadian Securities Regulatory Authorities and other public sources and information provided to the Offeror by Profound. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Profound to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Pursuant to the provisions of the Applicable Securities Laws of various provinces of Canada, the directors of Profound must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Profound since the date of the last published financial statements of Profound.

1.	THE OFFEROR AND PET

General

The Offeror was incorporated under the ABCA on April 15, 2009 and is an indirect wholly-owned subsidiary of PET incorporated for purposes of making the Offer and acquiring Common Shares. The Offeror has not carried on any other business to date.

The Offeror’s principal and registered offices are located at 3200, 605 – 5th Avenue S.W., Calgary, Alberta.

PET is an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta under a trust indenture among Computershare Trust Company of Canada, as trustee, BMO Nesbitt Burns Inc. and the Administrator. This trust indenture was subsequently amended and restated effective as of August 1, 2002. PET’s assets consist primarily of the POT Royalty, certain debt owing by POT to PET, 100% ownership of the Administrator and 100% ownership of the beneficial interest in POT.

PET was established for the purposes of issuing PET Units and acquiring and holding royalties and other investments including the entire beneficial interest in POT and the POT Royalty, as hereinafter defined. PET effectively finances the operations of POT. PET makes cash distributions to holders of PET Units. These distributions are comprised of royalty and interest income from POT, if any, less any expenses and any other amounts that must be withheld or paid to third parties. All PET Units outstanding from time to time are entitled to an equal undivided share of any distributions. Under the Trust Indenture, PET has broad powers to invest funds that are not distributed to Unitholders.

PET is a natural gas-focused Canadian energy trust operating as a full-cycle exploration and production entity with operations concentrated in shallow natural gas in northeast and east central Alberta.

The head of PET and the registered office of the Administrator is located at 3200, 605 – 5th Avenue S.W., Calgary, Alberta.

Further information with respect to PET and the PET Units is set forth in Annex “A”, which is incorporated into and forms a part of this Circular.

2.	PROFOUND

General

Profound was incorporated under the ABCA on February 14, 2005 as 1152311 Alberta Ltd. On March 15, 2005, Profound filed Articles of Amendment to change its name from 1152311 Alberta Ltd. to Cork Exploration Inc. and commenced operations on April 1, 2005. On April 22, 2005, Profound filed Articles of Amendment to reorganize its share capital to remove its restrictions on share transfers and restate its share structure. Effective October 1, 2007, the Board of Directors repealed Profound’s previous by-laws and adopted new by-laws in order to address certain governance matters and make the by-laws of Profound consistent with the public company by-laws of its industry peer group. On November 19, 2007, Profound completed a transaction involving Profound and Profound Energy Ltd., a corporation incorporated under the ABCA (“Old Profound”) and in connection therewith, Old Profound became a wholly-owned subsidiary of Profound. Immediately following the transaction, Profound filed Articles of Amendment to: (i) change its name from “Cork Exploration Inc.” to “Profound Energy Inc.”; and (ii) consolidate its Common Shares on the basis of four (4) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Consolidation”). Profound then filed Articles of Amalgamation to complete a short-form amalgamation with Old Profound.

Profound is engaged in the exploration for, the development of and the production of crude oil, natural gas and natural gas liquids in western Canada.

The registered office of Profound is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its head office is located at 380, 435 – 4th Avenue S.W., Calgary, Alberta, T2P 3A8.

Profound does not have any subsidiaries.

The Common Shares trade on the facilities of the TSX under the symbol “PFX”. Profound is a reporting issuer in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

Capital Structure of Profound

The authorized capital of Profound is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which, as at the date hereof, only 37,129,008 Common Shares are issued and outstanding. As of the date of the Offer, 848,000 Common Shares were issuable pursuant to the exercise of outstanding Options at an average exercise price of $0.57 and none of which Options have an exercise price greater than $1.34. Additionally, as of the date of the Offer 2,734,733 Common Shares were issuable pursuant to the exercise of outstanding Performance Warrants of which no Performance Warrants are exercisable at a price which is less than $6.20. To the knowledge of the Offeror, there are no other issued and outstanding Common Shares or securities of Profound convertible into or exchangeable for Common Shares.

Price Ranges and Trading Volumes of Common Shares

The Common Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX for the periods indicated:

Period	Price Range		Trading Volume
	High	Low
2008
January	3.20	2.40	1,624,468
February	3.72	2.66	999,673
March	3.95	3.40	1,414,980
April	4.20	3.25	4,691,200
May	4.66	3.65	4,376,562
June	5.24	4.29	3,980,160
July	4.85	3.81	2,158,947
August	3.94	3.10	1,300,055
September	3.73	2.58	2,967,456

Period	Price Range		Trading Volume
	High	Low
October	2.80	1.03	2,198,201
November	1.25	0.69	2,610,946
December	0.79	0.41	4,007,332

2009
January	1.09	0.53	1,541,181
February	0.85	0.50	971,024
March	1.20	0.50	5,000,427
April (1-23)	1.37	1.15	6,324,026

The Offer was announced to the public on March 31, 2009. The closing trading prices of the Common Shares on the TSX on March 30, 2009, the last trading day prior to the announcement of the Offer, and on April 23, 2009 were $0.65 and $1.30, respectively. The average closing price on the TSX of the Common Shares for the 20 business days preceding March 31, 2009, the date on which the Offer was announced, was $0.64. The Offer represents a premium of approximately 106% over the closing price of Common Shares on the last trading day immediately preceding the announcement of the Offer, and a premium of approximately 117% over the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days immediately preceding the announcement of the Offer.

Profound Rights Plan

Profound implemented the Profound Rights Plan on March 30, 2009. Under to the Profound Rights Plan, each outstanding Common Share also represents one Right. The Rights separate from the Common Shares and are exercisable ten trading days after the earlier of: (a) the date that a person, or Profound, announces that the person has become the beneficial owner of 20% or more of the Common Shares (an “Acquiring Person”), subject to certain exceptions and the grandfathering of existing holders of 20% or more of the Common Shares until such time as they acquire an additional 0.25% of the Common Shares; and (b) the making of a take-over bid, other than a “Permitted Bid” or “Competing Permitted Bid” (as such terms are defined in the Profound Rights Plan), subject to deferral of such separation time by the Board of Directors.

Completion of a transaction in or pursuant to which a person becomes an Acquiring Person (subject to certain exceptions, including acquisitions pursuant to a “Permitted Bid” and the grandfathering of existing holders of 20% or more of the Common Shares until such time as they acquire an additional 0.25% of the Common Shares) constitutes a “Flip-in Event” under the Profound Rights Plan. Ten trading days after the occurrence of a Flip-in-Event, each Right (other than Rights held by an Acquiring Person or a transferee of an Acquiring Person) will permit the holders thereof to purchase at an exercise price of $50 that number of Common Shares having an aggregate market price on the date of the Flip-in Event equal to $100, subject to adjustment in accordance with the terms of the Profound Rights Plan. The Board of Directors may, prior to the occurrence of a Flip-in-Event, waive the application of the Profound Rights Plan to a particular Flip-in-Event.

The Profound Rights Plan allows for take-over bids by way of “Permitted Bid” which requires, among other things, that the take-over bid must be outstanding for a minimum period of 35 days. The Offer is a “Permitted Bid” under the Profound Rights Plan. As such, the Offer does not and will not trigger the occurrence of the Separation Time (as defined in the Profound Rights Plan), and the take-up of Common Shares by the Offeror pursuant to the Offer will not constitute a Flip-in Event.

Information and Reporting Requirements

Profound is subject to the information and reporting requirements of the ABCA, the Applicable Securities Laws of each of the provinces in Canada in which it is a reporting issuer and the rules of the TSX. In accordance therewith, Profound is required to file reports and other information with the securities regulatory authorities of the provinces in Canada in which it is a reporting issuer and with the TSX relating to its business, financial statements and other matters which may be inspected at the offices of Profound or at www.sedar.com. Information as of particular dates concerning Profound’s directors and officers, their remuneration, Options granted to them, the principal holders of Common Shares and any material interest of such persons in material transactions with Profound and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with securities regulatory authorities and with the TSX.

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Profound must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Profound since the date of the last published financial statements of Profound.

3.	BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

The pursuit of accretive acquisitions has been a component of PET’s business plan since the inception of PET. The Profound properties are located in a year-round access area within PET’s new venture area in west central Alberta. PET has been undertaking technical work and land acquisition directed towards grass roots exploration for basin centered gas in west central Alberta for the past 18 months. During 2008, PET acquired 77.75 net sections (47,000 net acres) of Crown lands in west central Alberta prospective for the Montney, Halfway, Doig and Nikinassin formations.

As part of its ongoing technical work in the west central Alberta area, PET conducted a detailed screening of all potential asset and corporate acquisition candidates in the region. This screening identified Profound as a company whose asset base was ideally suited to PET’s business plan in the area including providing a base of production as well as significant exploration and development opportunities.

In early February 2009, PET management communicated to Profound that PET was interested in discussing a potential transaction with Profound as a means of furthering PET’s business plan for west central Alberta. PET and Profound entered into a confidentiality agreement on February 10, 2009.

Following the gathering of information so as to properly evaluate the feasibility of a potential transaction, on March 4, 2009 PET provided Profound with a non-binding proposal that allowed for further due diligence inquiries and a period of exclusive negotiations in which to explore the possibility of a definitive transaction (the “Initial Proposal”). The Initial Proposal was never executed.

On March 10, 2009, the board of directors of the Administrator, as administrator of PET (the “PET Board”), considered further information with respect to Profound as a potential acquisition target. On March 12, 2009, PET supplied Profound with a revised non-binding proposal, which proposal again provided for further due diligence inquiries and a period of exclusive negotiations in which to explore the possibility of a definitive transaction (the “Second Proposal”). The Second Proposal increased the consideration proposed to be paid for the Common Shares, and provided terms as to the structure and timing of the proposed transaction. Profound executed the Second Proposal on March 14, 2009.

Following the execution of the Second Proposal, PET and Profound commenced their respective due diligence processes and their respective counsel began the preparation and negotiation of definitive agreements. The PET Board met on March 19, 2009 to consider a draft of the Support Agreement, which resulted in terms of the transaction being modified to provide for the Special Warrant Agreement. The Special Warrant Agreement provided for the issuance of 9,224,310 Special Warrants at a price of $0.75 per Special Warrant and would allow PET to become a Shareholder of Profound regardless of whether the Offer was successful. PET’s willingness to invest in Profound, either as Shareholder or acquirer, is founded in Profound’s stable base of oil and gas production and operating foothold in west central Alberta, an area in which PET is attempting to expand its operational focus. PET believes there are significant opportunities to further expand its asset base in the area through the acquisition of available Crown lands and assets.

On March 27, 2009, the PET Board met and approved moving forward with the Offer and the Special Warrant Agreement. Negotiations of the definitive agreements continued through the course of the weekend, and after the close of markets on March 30, 2009, following meetings of the Board of Directors, the Support Agreement, the Special Warrant Agreement, the Lock-up Agreements and the Area of Exclusion Agreement were executed. Prior to the opening of the financial markets on March 31, 2009, PET and Profound issued a joint news release announcing PET’s intention to make the Offer.

Reasons for the Offer

The acquisition of Profound is another step in the strategic expansion of PET’s asset base, complementing PET’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities, PET expects the acquisition of Profound to provide the following benefits to holders of PET Units:

(a)	provide a solid base of production and an operating foothold in the Pembina area with exposure to a higher reserve and volume impact resource-style gas play that supplements PET’s existing prospect inventory. The acquisition will set the foundation for PET’s new core area of operations in west central Alberta;

(b)	upon successful completion of the Offer:

(i)	PET’s current daily production of 175 MMcfe/d (29,167 boe/d is expected to increase by approximately 10% to 193 MMcfe/d (32,167 boe/d);

(ii)	PET’s proved plus probable reserves are expected to increase by approximately 15% to 560.7 Bcfe (93.5 MMboe);

(c)	the acquisition of Profound is expected to be accretive to production per PET Unit and reserves per PET Unit as at December 31, 2008;

(d)	PET’s reserves to production ratio, utilizing current production and 2008 year end proved and probable reserves, are expected to increase by approximately 4% to a reserve life index of 8.0 years; and

(e)	Profound’s gas production is largely uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.

4.	SUPPORT AGREEMENT

The Offer

PET and Profound entered into the Support Agreement pursuant to which PET agreed to, or to cause its nominee to, make the Offer.

The Offeror is not a party to the Support Agreement and is making the Offer as the nominee of PET, as permitted by the Support Agreement. The Support Agreement provides that PET shall continue to be liable as principal obligor to Profound for any default in performance by the Offeror under the Offer.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time the Offeror first takes up and pays for Common Shares under the Offer, at least 66 2/3% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held as at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issuable upon conversion of the Special Warrants. Unless all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror has the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

Approval by the Board of Directors of Profound

Pursuant to the Support Agreement, Profound agreed to support the Offer. Profound has confirmed to the Offeror that the Board of Directors, upon consultation with its outside legal and financial advisors, and upon receipt of the opinion of FirstEnergy Capital Corp. has determined that the Offer is in the best interests of Profound and Profound Shareholders has approved the Offer and the Support Agreement and resolved to recommend that Shareholders accept the Offer.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Profound and PET relating to, among other things: corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement. The representations and warranties also address various matters relating to the business, operations and properties of Profound.

Cease Negotiations

Pursuant to the Support Agreement, Profound agreed with PET that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than PET or its affiliates) conducted on or before the date of the Support Agreement by Profound or Profound representatives with respect to any actual or potential Acquisition Proposal. Profound also agreed that, immediately following the execution of the Support Agreement, it would send a letter to all parties who have had discussions or negotiations and who have entered into confidentiality agreements with Profound pertaining to any actual or potential Acquisition Proposal and would use its reasonable commercial efforts to have all materials provided to such parties by Profound, or prepared by such parties in respect of Profound, destroyed or returned to Profound or a Profound representative, as the case may be, in accordance with the confidentiality agreements with such parties and immediately terminate access to any physical or electronic data room(s) maintained by Profound. Profound agreed that it would immediately advise PET orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

No Solicitation

Profound agreed that after the execution of the Support Agreement it would not, and would not authorize or permit any of its representatives to, directly or indirectly solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal. Profound also agreed that it would not provide or furnish to any party any information concerning Profound and its business, properties and assets in respect of, or which may reasonably be expected to lead to an Acquisition Proposal or to accept, recommend or enter into any agreement to implement an Acquisition Proposal. In addition, Profound has agreed not to either release any party from any confidentiality or standstill agreement between Profound and such party, prior to the expiry of such agreement in accordance with its terms, or to amend any such agreement.

The foregoing restrictions do not prevent Profound from: (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by Profound or Profound representatives after the date of the Support Agreement) seeks to initiate such discussions or negotiations, providing or furnishing such party with information concerning Profound and its business, properties and assets and participating in or taking any other action if such party has first made a bona fide written Acquisition Proposal and the Board of Directors determines such Acquisition Proposal is a Superior Proposal and further determines in good faith, after considering Applicable Securities Laws and receiving the advice of outside legal counsel (which advice may be reflected in Board of Directors minutes) that such action is necessary in order for the Board of Directors to discharge its fiduciary duties under Applicable Securities Laws; (ii) complying with applicable rules under Applicable Securities Laws relating to the provision of directors’ circulars, and making appropriate disclosure with respect to any such Acquisition Proposal to Shareholders; and (iii) accepting, recommending, approving or entering into any agreement to implement a Superior Proposal and releasing the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of Applicable Securities Laws and after giving effect to all proposals to adjust the terms and conditions of the Support Agreement and the Offer which may be offered by PET or its nominee during the two Business Day match period set forth in the Support Agreement and after receiving the advice of outside counsel, that such action is necessary in order for the Board of Directors to comply with fiduciary duties under Applicable Securities Laws.

Neither Profound nor any of its officers, directors, employees, financial advisors, legal counsel, representatives or agents is permitted to provide or furnish any information to any party unless Profound shall have entered into a confidentiality and standstill agreement following which Profound shall immediately provide PET with any information provided to any such other party which had not previously been provided to PET.

Right to Match

Pursuant to the Support Agreement, Profound agreed that upon receipt of any Acquisition Proposal it will provide immediate notice thereof to PET and shall provide PET with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof.

Profound also agreed to notify PET immediately if the Board of Directors determines that any bona fide written Acquisition Proposal constitutes a Superior Proposal. For a period of two Business Days from the time that Profound notifies PET of the fact that the Board of Directors has determined a bona fide written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such two Business Day period, Profound has agreed that it will, and will cause its respective financial and legal advisors to, negotiate in good faith with PET or its nominee to make such adjustments in the terms and conditions of the Support Agreement and the Offer as would enable PET or its nominee to proceed with the Offer as amended rather than the Superior Proposal. In the event PET offers to amend the Support Agreement and the Offer to provide that Shareholders shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such two Business Day period, the Board of Directors, upon determining that such amended offer is superior to the Superior Proposal, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

The Support Agreement provides that the Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer provided that it will not, without the prior written consent of Profound: (i) change the number of Common Shares for which the Offer is made; (ii) increase the Minimum Tender Condition; (iii) reduce the Minimum Tender Condition to a percentage lower than 50.1% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants) including the number of Common Shares purchased by PET or its affiliates during the term of the Offer as permitted by section 2.2(3) of MI 62-104 but excluding any Common Shares issued or issuable upon conversion of the Special Warrants and any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates; (iv) decrease the Maximum Cash Consideration, the Maximum Unit Consideration, or the cash amount and ratio of a PET Unit offered for each Common Share; (v) change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share or provide the Shareholders with an option to choose one or more additional alternative forms of consideration in addition to the forms of consideration contemplated herein); (vi) impose additional conditions to the Offer; or (vii) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to Profound or the Shareholders, provided that a variation consisting solely of a waiver of a condition by PET shall not be an amendment or variation adverse to Profound or the Shareholders.

Non-Completion Fee

Profound has agreed to pay to PET the Non-Completion Fee forthwith and in any event within two Business Days after the first to occur of any of the following events if at any time after the execution of the Support Agreement and prior to its termination:

(a)	the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations set forth in the Support Agreement in a manner adverse to the Offeror or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(b)	the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(c)	the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press release within three Business Days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such three Business Day period, prior to the scheduled expiry of the Offer);

(d)	another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Tender Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within twelve months of the Expiry Time;

(e)	Profound enters into any agreement with any person with respect to an Acquisition Proposal prior to the Expiry Time; or

(f)	the Support Agreement is terminated by PET pursuant to PET’s right to terminate the Support Agreement as described under paragraphs (b)(ii) or (iii) under “Termination of the Support Agreement” below or by Profound pursuant to Profound’s right to terminate the Support Agreement as described under paragraph (j) under “Termination of the Support Agreement” below.

Any payment of the Non-Completion Fee will be without prejudice to the rights and remedies available to PET in respect of any claim based on any intentional, fraudulent or bad faith breach, failure to comply with or default of the Support Agreement by Profound or its representatives.

Termination of the Support Agreement

The Support Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time by mutual written consent of PET and Profound;

(b)	by PET at any time:

(i)	after the Latest Mailing Date (as such term is defined in the Support Agreement) if any condition to making the Offer is not satisfied or waived by such date (other than as a result of a breach by PET of any of its obligations under the Support Agreement);

(ii)	if Profound is in default of any material covenant or obligation under the Support Agreement and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default and the Expiry Time; or

(iii)	if any representation or warranty of Profound:

(A)	that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on Profound (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored); or

(C)	as to Profound’s share capital on an undiluted and fully diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Common Shares under the terms of Options or Performance Warrants);

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by Profound as soon as practicable) and the Expiry Time;

(c)	by Profound at any time:

(i)	after April 24, 2009 if all of the conditions to making the Offer were satisfied on April 24, 2009 and PET has refused to or to cause its nominee to make the Offer or does not or does not cause its nominee to mail the Offer by April 24, 2009 (other than as a result of any act of Profound or breach by Profound of its obligations under the Support Agreement);

(ii)	if PET is in default of any material covenant or obligation under the Support Agreement to be performed by it and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default and the Expiry Time; or

(iii)	if any representation or warranty of PET under the Support Agreement:

(A)	that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect; or

(B)	that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on PET (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored);

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy and the Expiry Time;

(d)	by PET or Profound if the Effective Time has not occurred within 60 days following the Initial Expiry Time unless the failure of the Offeror to take up and pay for the Common Shares arises as a result of the breach by Profound of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of Profound in the Support Agreement being materially untrue or incorrect provided, however, that if the Offeror’s take-up and payment for Common Shares deposited under the Offer is delayed by:

(i)	an injunction or order made by a court of competent jurisdiction or a Governmental Authority; or

(ii)	the Offeror not having obtained any regulatory approval that is necessary to permit the Offeror to take up and pay for Common Shares deposited under the Offer or necessary for Profound to continue to carry on its business as currently conducted;

then, provided that such injunction or order is being contested or appealed or regulatory approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Profound under this paragraph (d) until the earlier of: (i) the tenth Business Day following the date on which such injunction or order ceases to be in effect or such regulatory approval is obtained, as applicable; and (ii) 90 days following the Initial Expiry Time;

(e)	by PET if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and PET shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of PET to perform the obligations required to be performed by it thereunder;

(f)	by either PET or Profound if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by Profound, Profound must have first paid the Non-Completion Fee);

(g)	by PET if there shall have occurred any Material Adverse Change with respect to Profound;

(h)	by Profound if there shall have occurred any Material Adverse Change with respect to PET;

(i)	by either PET or Profound if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Support Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement pursuant to this paragraph (i) shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(j)	by Profound if:

(i)	the Board of Directors has received a Superior Proposal through no breach of the provisions of the Support Agreement described under “No Solicitation” by Profound or its officers, directors, employees, financial advisors, legal counsel, representatives or agents;

(ii)	Profound has notified PET in writing of the existence of a Superior Proposal in accordance with the Support Agreement;

(iii)	following receipt by PET of the notice of an Acquisition Proposal and a copy of the Superior Proposal, a period of at least two Business Days has elapsed;

(iv)	taking into account any revised proposal made by PET pursuant to the provisions described under “Right to Match”, such Superior Proposal remains a Superior Proposal; and

(v)	Profound has tendered payment of the Non-Completion Fee payable to PET or its designee.

For greater certainty, each paragraph and subparagraph set out above is independent of and in addition to each other paragraph and subparagraph and may be asserted irrespective of whether any other such paragraph or subparagraph may be asserted in connection with any particular event, occurrence or state of facts.

Conduct of Business by Profound

Profound has agreed that (unless: (i) PET has otherwise agreed in writing, acting reasonably and without undue delay; (ii) it is required to do so to preserve or protect life or avoid further injury to any natural person or the environment; (iii) otherwise expressly contemplated or permitted by the Support Agreement; or (iv) required by applicable Laws), prior to the Effective Time (unless the Support Agreement is terminated earlier), Profound will conduct its business only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws and in accordance with existing budgets and, for greater certainty, where Profound is an operator of any property, Profound has agreed to operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property and that Profound shall use its commercially reasonable efforts to maintain and preserve intact its business organizations, assets and goodwill. Profound has also agreed during such period not to take certain corporate actions and not to undertake certain measures related to the operations of Profound without the prior consent of PET.

Reconstitution of the Board of Directors

Pursuant to the Support Agreement, Profound has agreed that, if PET takes up and pays for the number of Common Shares specified in the Minimum Tender Condition, the Board of Directors shall be reconstituted through resignations of all existing directors, excluding any such existing directors which PET desires remain Profound directors and who agree to remain in such capacity and excluding any director referenced in the Disclosure Letter. The Board of Directors has determined to use its commercially reasonable best efforts to enable PET to elect or appoint all of the directors of Profound immediately after the Offeror takes up and pays for the number of Common Shares specified in the Minimum Tender Condition.

Directors’ and Officers’ Insurance

Pursuant to the Support Agreement, PET has agreed that, for a period of five years after the Effective Time, PET will cause Profound or any successor to Profound (including any successor resulting from the winding up or liquidation or dissolution of Profound) to maintain Profound’s current directors’ and officers’ insurance policy or an equivalent policy on a five year “trailing” or “run-off” basis subject in either case to terms and conditions no less advantageous to the directors and officers of Profound than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Profound, covering claims made prior to or within five years after the time at which PET first takes up and pays for Common Shares under the Offer.

Indemnities

PET has agreed to cause Profound or any successor to Profound to indemnify the directors and officers of Profound to the fullest extent to which PET and Profound, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable Laws and contracts of indemnity.

Other Terms

PET has agreed, to and after the Effective Time, to cause Profound and any successor to Profound, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of Profound.

Lock-up Agreements

In connection with the Support Agreement, PET has entered into Lock-up Agreements pursuant to which the Supporting Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned or controlled by such Shareholders and all Common Shares they shall acquire before the time at which PET takes up and pays for Common Shares under the Offer pursuant to the exercise, conversion or surrender, as the case may be, of Options and Performance Warrants. See Section 7 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound”.

5.	PROFOUND OPTIONS AND PERFORMANCE WARRANTS

Options and Performance Warrants

The Offer is made only for Common Shares and is not made for any Options, Performance Warrants or any other existing right to acquire Common Shares. Any holder of Options, Performance Warrants or other rights who wishes to accept the Offer must, to the extent permitted thereby, exercise or convert such Options, Performance Warrants or rights, as the case may be, in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer.

Pursuant to the Support Agreement, Profound has acknowledged that the Board of Directors has directed Profound to use its commercially reasonable best efforts to ensure that all persons holding Options and/or Performance Warrants either: (i) exercise their Options and/or Performance Warrants and tender all Common Shares issued in connection therewith to the Offer; or (ii) cancel, terminate or surrender the rights to exercise or convert, as the case may be, any of their Options and/or Performance Warrants. The Board of Directors has additionally authorized and directed Profound to: (i) cause the vesting of entitlements under the Option Plan and the Performance Warrants to accelerate, such that all outstanding Options and Performance Warrants shall be exercisable and fully vested concurrent with the Expiry Time; and (ii) satisfy all other obligations of Profound under the Stock Option Plan and the Performance Warrants or, upon the acquisition by the Offeror of the Common Shares pursuant to the Offer, to cause all entitlements under such plan and under the terms of the Performance Warrants to terminate or be surrendered.

Profound has additionally agreed to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any Canadian Securities Regulatory Authorities and the TSX, in connection with any amendments to the Stock Option Plan required in connection with the foregoing and that all proceeds from the exercise of Options and Performance Warrants, if any, shall be retained by Profound.

Additionally, pursuant to the Support Agreement, PET has agreed that all Options and Performance Warrants that are tendered to Profound for exercise on or before the Effective Time, conditional on the Offeror taking up Common Shares under the Offer (a “Conditional Exercise”), shall be deemed by PET to have been exercised immediately prior to the Effective Time and the Offeror shall accept as validly tendered under the Offer as of the Effective Time, all Common Shares that are to be issued pursuant to the Conditional Exercise; provided that, the holders of such Options and Performance Warrants indicate that such Options and Performance Warrants are tendered pursuant to the Offer and provided that such holders agree to surrender for cancellation any of their remaining unexercised Options and Performance Warrants for cancellation for no consideration immediately prior to the Effective Time. PET has further agreed to cooperate with Profound in implementing one or more mechanisms (including loans made by Profound or PET to the holders thereof) to facilitate exercise of Options and Performance Warrants to be exercised pursuant to the Conditional Exercise and that Profound may make a payment to each holder of Performance Warrants of $0.01 for each Performance Warrant such holders agree to terminate.

6.	PURPOSE OF THE OFFER AND PLANS FOR PROFOUND

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares, including Common Shares which may become outstanding upon the exercise or conversion of Options and Performance Warrants during the Offer Period. If not less than 90% of the outstanding Common Shares not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke its statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offer is successful but the Offeror acquires less than 90% of the outstanding Common Shares, the Offeror currently intends to pursue a Subsequent Acquisition Transaction to acquire the Common Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to Profound and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. See Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”.

Plans for Profound

If the Offeror acquires at least the number of Common Shares specified in the Minimum Tender Condition pursuant to the Offer, the Board of Directors will be reconstituted through resignations tendered by certain of the existing directors of Profound and its subsidiaries and the appointment of nominees of the Offeror in their stead. In that regard, Profound has agreed in the Support Agreement to assist the Offeror in securing the resignations of certain directors and officers of Profound and its subsidiaries and to cause the election of nominees of the Offeror to fill the vacancies so created by such resignations in such a manner that the holding of a shareholders’ meeting will not be required.

In order to provide for a timely and efficient transition, PET’s management will assume responsibility for the day-to-day operations of Profound immediately upon obtaining the Minimum Tender Condition pursuant to the Offer. Profound will be managed as a separate entity until such time that it can be amalgamated or wound-up into the Offeror or one or more of PET’s affiliates.

If permitted by applicable Laws, subsequent to the completion of the Offer or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to cause Profound to apply to delist the Common Shares from the TSX and cause Profound to cease to be a reporting issuer under the securities laws of each of the provinces of Canada.

7.	ARRANGEMENTS BETWEEN PET OR THE OFFEROR AND THE DIRECTORS AND OFFICERS OF PROFOUND

Except as described below, there are no agreements, commitments or understandings made or proposed to be made between PET or the Offeror and any of the directors or officers of Profound and no payments or other benefits are proposed to be made or given to such directors or officers by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful.

Lock-up Agreements

PET has entered into the Lock-up Agreements pursuant to which certain directors and officers of Profound have agreed to tender pursuant to the Offer and not withdraw, except in certain limited circumstances, the Common Shares beneficially owned by them and all Common Shares they may acquire before the Expiry Time pursuant to the exercise of Options or Performance Warrants, representing an aggregate of 4,133,452 Common Shares (which excludes Common Shares issuable upon exercise or conversion of Options and Performance Warrants held by the Supporting Shareholders) or approximately 11% of the currently issued and outstanding Common Shares. The form of Lock-up Agreement has been filed on, and is available via, Profound’s profile on SEDAR at www.sedar.com.

The Supporting Shareholders are entitled to withdraw all of the Common Shares deposited pursuant to the Offer in the event that the Support Agreement is terminated in accordance with its terms. The Lock-up Agreements do not restrict or limit the actions of any director or officer required to be taken in the discharge of his or her fiduciary duties as a director or officer of Profound. Pursuant to the Lock-Up Agreements, if, during the time that the Offer is outstanding, a Superior Proposal is made to all of the Profound Shareholders and the Non-Completion Fee has been paid to PET, the Supporting Shareholders shall not be required to deposit their Common Shares to the Offer or may withdraw the Profound Shares deposited to the Offer, as the case may be, in order to permit the Supporting Shareholder to deposit the Common Shares to the Superior Proposal. No Supporting Shareholder will, as a result of any Lock-up Agreement be entitled to receive consideration for its Common Shares that is of greater value than the consideration payable to the other Shareholders.

Area of Exclusion Agreement

In connection with the execution of the Support Agreement, POT and Profound together with Messrs. William Davis and Nicholas Wemyss, Profound’s President and Chief Executive Officer and Executive Vice President and Chief Operating Officer, respectively, entered into an Area of Exclusion Agreement. Pursuant to the Area of Exclusion Agreement Messrs. Davis and Wemyss agreed to not acquire, directly or indirectly, any petroleum and natural gas rights within an area of exclusion specified in that agreement for a period of eighteen months from March 30, 2009, other than with or from Profound, PET or their respective affiliates. The form of Area of Exclusion Agreement is attached as Schedule “G” to the Support Agreement, which has been filed on, and is available via, Profound’s profile on SEDAR at www.sedar.com.

Arrangements with Directors, Officers, Employees and Consultants

Under the terms of the Support Agreement, the Offeror acknowledged that Profound may pay up to an aggregate of $1,450,000 in possible severance or termination payments to its directors, officers, employees and consultants pursuant to agreements in place with such parties and agreed that if it acquires the Common Shares under the Offer then, to the extent that there are current indemnities in place for Profound’s directors and officers, it will cause Profound to fulfill its obligations pursuant to such indemnities in accordance with the provisions of the constating documents of Profound and the ABCA. Profound has previously entered into executive employment agreements with certain officers of Profound which provide that such officers may terminate their employment with Profound following the occurrence of a change of control of Profound. The Offeror’s acquisition of the number of Common Shares specified in the Minimum Tender Condition is expected to constitute a change of control under the executive employment agreements.

Pursuant to the Support Agreement, PET has agreed that for a period of five years after the Effective Time, PET will cause Profound or any successor to Profound to maintain in effect Profound’s current directors’ and officers’ insurance policy or an equivalent policy of directors’ and officers’ liability insurance containing terms and conditions that are no less advantageous to directors and officers of Profound than those contained in the current policies of Profound, covering claims made prior to or within five years after the Effective Time.

Pursuant to the Support Agreement, PET has agreed to cooperate with Profound in implementing one or more mechanisms (including loans made by Profound or PET to the holders thereof) to facilitate the exercise of all Profound Options and Performance Warrants to be exercised and tendered pursuant to the Offer.

In connection with the anticipated acquisition of Profound by the Offeror, PET or one or more affiliates of PET intend to offer to employ certain officers and other employees of Profound following, and conditional upon completion of, the acquisition of all of the Common Shares by the Offeror. Any offer(s) of employment shall be on terms substantially equivalent as such person’s employment with Profound, with such adjustments as may be required to reflect each person’s continuing role with PET. These arrangements will only be offered to officers and other employees of Profound who, as at the date the Offer was publicly announced, beneficially own or exercise control or direction over (together with their associates) less than 1% of the outstanding Common Shares. The offers of employment will not be offered for the purpose, in whole or in part, of increasing the amount of the consideration paid to any such officers or other employees who are Shareholders for Common Shares deposited by them under the Offer, or for providing an incentive for them to deposit Common Shares under the Offer, and the making of any such offer will not, by its terms, be conditional on any such officer or other employee supporting the Offer in any manner.

8.	ARRANGEMENTS BETWEEN PET OR THE OFFEROR AND SECURITYHOLDERS OF PROFOUND

Other than the Lock-up Agreements, the Area of Exclusion Agreement and other arrangements described in Section 7 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound”, there are no agreements, commitments or understandings made or proposed to be made between PET or the Offeror and a securityholder of Profound relating to the Offer.

9.	OWNERSHIP OF SECURITIES OF PROFOUND

Other than as described below, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the Offeror after reasonable enquiry, any associate or affiliate of any insider of the Offeror, any insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over, any securities of Profound, except in respect of and pursuant to the terms of the Special Warrant Agreement, the Support Agreement and the Lock-up Agreements.

Pursuant to the terms of the Special Warrant Agreement, on April 14, 2009 PET purchased 9,224,310 Special Warrants of Profound on a private placement basis, at a price of $0.75 per Special Warrant for total subscription proceeds of approximately $6.9 million. The Special Warrants are convertible into Common Shares on a one-for-one basis. Conversion is automatic in certain events and otherwise at the option of PET. The Special Warrants are also redeemable by PET at their subscription price in certain events.

The proceeds from the private placement of Special Warrants were deposited in trust on closing of the private placement and will be released either to Profound on conversion of the Special Warrants to Common Shares, or to PET on redemption. The Special Warrants will be automatically converted into Common Shares in the event of a Deemed Conversion Event, including if PET does not take up and pay for a minimum of 50.1% of the Common Shares pursuant to the Offer. For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included. In addition, PET has, at all times prior to redemption or conversion, the ability to convert the Special Warrants into Common Shares. Upon the conversion of the Special Warrants into Common Shares, Profound will receive the trust funds along with all earned interest on such funds.

PET has the right to require Profound to redeem the Special Warrants at any time following the occurrence of a Redemption Event, including if PET takes up and pays for a minimum of 50.1% of the Common Shares pursuant to the Offer. For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included. On the occurrence of a Redemption Event, PET has the option to require the redemption of the Special Warrants at their original subscription price or to convert the Special Warrants into Common Shares in accordance with their terms.

In addition, the Special Warrant Agreement provides that in the event that Profound receives a Superior Proposal and as a result the Non-Completion Fee becomes payable, PET will be required to tender or vote its Common Shares received upon conversion of the Special Warrants in favour of such Superior Proposal, if Shareholders (other than PET) holding in excess of 50.1% of the Common Shares tender or vote their shares in favour of such Superior Proposal. The Special Warrant Agreement has been filed on, and is available via, SEDAR at www.sedar.com.

To the knowledge of the Offeror, no persons beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding Common Shares, other than ARC Equity Management (Fund 5) Ltd., as the general partner of ARC Energy Fund 5 Canadian Limited Partnership, ARC Energy Fund 5 United States Limited Partnership and ARC Energy Fund 5 International

Limited Partnership (collectively “ARC Energy Fund 5”), together with ARC Energy Venture Fund 4, exercise control or direction over an aggregate of 11,522,149 Common Shares, representing approximately 31% of the current outstanding Common Shares. The foregoing information has been derived from early warning reports filed by ARC Energy Fund 5 on SEDAR at www.sedar.com and insider reports filed by ARC Energy Fund 5 and ARC Energy Fund 4 on SEDI at www.sedi.ca.

10.	TRADING IN SECURITIES OF PROFOUND

To the knowledge of the Offeror, after reasonable enquiry, during the six month period preceding the date of the Offer, no securities of Profound have been purchased or sold by the Offeror, any director or officer of the Offeror, any associate or affiliate of an insider of the Offeror, any other insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, except for the purchase of the Special Warrants pursuant to the Special Warrant Agreement.

11.	COMMITMENTS TO ACQUIRE SECURITIES OF PROFOUND

Except in respect of the Offer, the Special Warrant Agreement, the Support Agreement and the Lock-up Agreements, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the Offeror after reasonable enquiry, any associate or affiliate of an insider of the Offeror, any insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, has any agreement, commitment or understanding to acquire securities of Profound.

12.	ARRANGEMENTS WITH OR RELATING TO PROFOUND

Other than the Support Agreement, the Lock-Up Agreements and the Special Warrant Agreement, there are no agreements, commitments or understandings made between PET or the Offeror and Profound relating to the Offer and there are no other agreements, commitments or understandings of which the Offeror is aware that could affect control of Profound that the Offeror has access to and that can reasonably be regarded as material to a securityholder of Profound in deciding whether to deposit Common Shares under the Offer.

13.	SOURCE OF FUNDS

PET has available borrowing capacity under its amended and restated revolving and term credit facility dated June 26, 2007, as subsequently amended (the “Credit Facility”) with a syndicate of Canadian chartered banks to effect payment of the Maximum Cash Consideration. In addition, PET has obtained all required lender consents required under the Credit Facility to complete the Offer. The revolving feature of the Credit Facility expires on May 25, 2009 if not extended. Upon expiry of the revolving feature of the Credit Facility, should it not be extended, amounts outstanding as of the expiry date of the Credit Facility will have a term to maturity of one additional year. The borrowing base on the Credit Facility is currently $350 million, comprised of a $340 million production component and a $10 million working capital component, until the earlier of the time of the redesignation of the borrowing base and such time as Profound is designated as a borrowing base subsidiary under the Credit Facility. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of PET as well as unconditional full liability guarantees from all subsidiaries of PET (excluding Severo Energy Corp.) in respect of amounts borrowed under the Credit Facility. In addition to amounts outstanding under the Credit Facility PET has outstanding letters of credit in the amount of $4.4 million.

Conditions to drawdown on the Credit Facility include, among other things, a confirmation of customary representations and warranties and no existing default or event of default. PET intends to repay drawings from the Credit Facility with cash generated from its operations and/or additional short or long-term financing. No plans or arrangements have been made as of the date hereof to repay drawdowns required to satisfy the Maximum Cash Consideration under the Offer. The Offeror’s obligation to purchase the Common Shares tendered to the Offer is not subject to any financing condition.

All funds required by the Offeror to satisfy the aggregate cash amount payable pursuant to the Offer, up to and including the Maximum Cash Amount and such additional amounts in respect of fractional PET Units, will be provided to the Offeror by PET by a loan and/or a subscription for shares of the Offeror through one or more wholly-owned subsidiaries of PET.

14.	EFFECT OF THE OFFER ON MARKETS FOR THE COMMON SHARES AND STOCK EXCHANGE LISTING

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of holders of Common Shares, and, depending on the number of Common Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares on such exchange. Among such criteria are the minimum number of holders of Common Shares, the minimum number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is expected that Profound will no longer meet the minimum listing requirements of the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. It is the intention of the Offeror to cause Profound to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of Common Shares under the Offer and subject to applicable laws, the Offeror intends to cause Profound to take steps toward the elimination of its public reporting requirements under applicable securities legislation.

15.	OTHER MATERIAL FACTS

The Offeror is not aware of any material facts concerning the securities of Profound or any other matter not disclosed in the Offer or Circular that has not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

16.	ACCEPTANCE OF THE OFFER

With the exception of the Supporting Shareholders who have entered into the Lock-up Agreements, the Offeror has no knowledge of whether any Shareholders will accept the Offer. See Section 7 and Section 8 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound” and “Arrangements Between PET or the Offeror and Securityholders of Profound”.

17.	REGULATORY MATTERS

Competition Act

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Where premerger notification is required, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry or waiver of an initial 30-day statutory waiting period. The Commissioner may, within the initial 30-day waiting period, require that the parties supply additional information, thereby extending the waiting period for a further 30 days following receipt of such information.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an ARC under Section 102 of the Competition Act in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The Commissioner’s review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. As a result of, or during, the Commissioner’s review of a transaction, the Commissioner may decide to challenge the transaction, if the parties insist on proceeding with it without addressing the Commissioner’s concerns, by seeking an order from the Competition Tribunal either: (a) prohibiting the completion of the transaction on an interim basis, if he believes he requires more time to complete his review, or on a permanent basis, if he concludes that the transaction is likely to substantially lessen or prevent competition; (b) requiring the divestiture of shares or assets or the dissolution of the transaction, if it has been completed; or (c) with the consent of the person against whom the order is directed, requiring that person to take any other action.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror has applied for an ARC in respect of the Offer and will file a short-form notification if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Competition Act Approval be satisfied. See Section 4 of the Offer, “Conditions of the Offer”.

Based on information available to it, the Offeror is of the view that the Offer can be affected in compliance with the Competition Act. However, there can be no assurance that a challenge to the completion of the Offer under the Competition Act will not be made or that, if such a challenge were made, the Offeror would prevail or would not be required to accept certain adverse conditions in order to complete the Offer.

18.	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Bennett Jones LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder who is an individual or a corporation who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 12 of the Offer, “Acquisition of Common Shares Not Deposited” and who, at all relevant times for the purposes of the Tax Act: (i) holds its Common Shares as capital property; and (ii) deals at arm’s length with and is not affiliated with either Profound or PET. Common Shares will generally be considered to be capital property to a Shareholder provided the Shareholder does not use or hold the Common Shares in the course of carrying on a business of buying or selling securities and did not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not apply to a Shareholder: (i) that is a financial institution for purposes of the mark-to-market rules in the Tax Act; (ii) an interest in which would be a tax shelter investment; or (iii) that has elected under the Tax Act to determine his or her Canadian tax results in a currency other than Canadian currency, all within the meaning of the Tax Act. This summary also does not apply to holders of Options and Performance Warrants. Such persons should contact their own tax advisors.

The summary is based on the current provisions of the Tax Act and Bennett Jones LLP’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). The summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), although there is no certainty that such Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in applicable Laws, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary is based on the assumption that at all relevant times PET is both a unit trust by reason of paragraph 108(2)(a) of the Tax Act and a mutual fund trust for purposes of the Tax Act and that the Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada (a “Resident Shareholder”).

Disposition of Common Shares Pursuant to the Offer

A Resident Shareholder will be considered to have disposed of its Common Shares for proceeds of disposition equal to the sum of the fair market value at the Effective Time of any PET Units and cash received. On such disposition, the Resident Shareholder will realize a capital gain (or a capital loss) in respect of the Common Shares so disposed of to the extent that the proceeds of disposition received by the Resident Shareholder for such Common Shares exceed (or are less than) the total of the adjusted cost base to the Resident Shareholder of such Common Shares immediately before the disposition and any reasonable costs of disposition. See “Capital Gains and Capital Losses” below. The cost to the Resident Shareholder of any PET Units so received will equal their fair market value at the Effective Time and, for the purpose of determining the Resident Shareholder’s adjusted cost base of the PET Units, the cost of such PET Units will be averaged with the adjusted cost base to the Shareholder of any other PET Units held at the Effective Time as capital property.

Capital Gains and Capital Losses

A Resident Shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income for the taxation year in which the disposition occurs, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be deducted against net taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

A Resident Shareholder that is, throughout the relevant taxation year, a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. The realization of a capital gain by an individual or trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition

As described in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to the provisions of the ABCA. The tax consequences to a Resident Shareholder of a disposition of Common Shares in such circumstances will generally be as described above under “Disposition of Common Shares Pursuant to the Offer.”

Subsequent Acquisition Transaction for the Common Shares

As described in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, if a Compulsory Acquisition is not completed in respect of the Common Shares, other means of acquiring the remaining issued and outstanding Common Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Shareholder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Common Shares (or on shares of an amalgamated corporation for which the Common Shares are exchanged) to the extent and under the circumstances described in the Tax Act. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Resident Shareholder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividend received or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides, in part, that where a Resident Shareholder that is a corporation which receives or is deemed to receive a dividend, in certain circumstances, the dividend or deemed dividend may be treated as proceeds of disposition of the Common Shares for the purposes of the Resident Shareholder’s capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income but affected Resident Shareholders are advised to consult their own tax advisors in this regard.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Shareholder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient is notified in writing by the payor corporation that the dividend has been designated as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as “eligible dividends”.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Shareholders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder for such Common Shares, other than any interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Shareholder’s income.

Resident Shareholders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential De-listing

As described under Section 14 of the Circular, “Effect of the Offer on the Market for Common Shares and Stock Exchange Listings”, the Common Shares may cease to be listed on the TSX following the completion of the Offer or, as applicable, a Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares cease to be listed on a designated stock exchange (which includes the TSX) the Common Shares will no longer be “qualified investments” (as defined in the Tax Act) for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “deferred profit sharing plan”, a “registered education savings plan,” a “registered disability savings plan” or a “tax-free savings account” (all as defined in the Tax Act, collectively, “Deferred Income Plans”). Resident Shareholders that are trusts governed by a Deferred Income Plan and that do not dispose of their Common Shares by accepting the Offer should consult their own tax advisors about the tax consequences to them (and to the annuitants and beneficiaries of those Deferred Income Plans) of otherwise disposing of their Common Shares, including by way of Compulsory Acquisition or a Subsequent Acquisition Transaction.

Taxation of Unitholders

Under the existing provisions of the Tax Act, a Unitholder that is a resident of Canada, for purposes of the Tax Act, is generally required to include in computing income, for a particular taxation year, that portion of the net income of PET that is paid or payable to the Unitholder in that taxation year and such income to the Unithholder will generally be considered to be ordinary income from property.

Pursuant to the SIFT legislation discussed below under the heading “Canadian Federal Income Tax Considerations – Taxation of PET”, amounts in respect of PET’s income payable to Unitholders that is not deductible by PET will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income, for tax purposes, and will be subject to the enhanced gross-up and dividend tax credit rules under the Tax Act normally applicable to eligible dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts as defined in the Tax Act will generally continue not to be liable for tax in respect of any distributions received from PET. Although the SIFT legislation will not increase the tax payable by such plans in respect of dividends deemed to be received from PET, it is expected that the imposition of tax at the level of PET under the SIFT legislation will materially reduce the amount of cash available for distributions to Unitholders.

Returns of capital are, and will be under the SIFT legislation, generally tax-deferred for Unitholders who are resident in Canada, for purposes of the Tax Act, and will reduce such Unitholder’s adjusted cost base in the PET Units for purposes of the Tax Act.

On the disposition or deemed disposition of a PET Unit, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder’s proceeds of disposition exceed (or are less than) the total of the adjusted cost base of the PET Unit and any reasonable costs of disposition. The taxation of capital gains and losses is described above under the heading “Shareholders Resident in Canada – Capital Gains and Capital Losses”.

Shareholders Not Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold, their Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders are advised to consult with their own tax advisors.

Disposition of Common Shares Pursuant to the Offer

A Non-Resident Shareholder whose Common Shares are taken up and paid for under the Offer will be considered to have disposed of such Common Shares for purposes of the Tax Act. A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident shareholder is resident.

Generally, Common Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time unless, at any time during the sixty month period immediately preceding the particular time, not less than 25% of any class of shares issued by Profound were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length or any combination thereof. A Non-Resident Shareholder’s Common Shares may also be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act.

In the event a Common Share is taxable Canadian property to a Non-Resident Shareholder at the Effective Time, the tax consequences described above under “Shareholders Resident in Canada – Disposition of Common Shares Pursuant to the Offer” and “Shareholders Resident in Canada – Capital Gains and Capital Losses” will generally apply.

A Non-Resident Shareholder whose Common Shares are taxable Canadian property will be required to file a Canadian income tax return reporting the disposition of such Common Shares, even if no gain is realized on the disposition or the gain is exempt from Canadian tax pursuant to an applicable income tax treaty or convention. Non-Resident Shareholders whose Common Shares are taxable Canadian property are advised to consult with their own tax advisor.

Compulsory Acquisition

As described in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to the provisions of the ABCA. The tax consequences to a Non-Resident Shareholder of a disposition of Common Shares in such circumstances will generally be as described above under “Shareholders Not Resident in Canada – Disposition of Common Shares Pursuant to the Offer”.

Subsequent Acquisition Transaction for the Common Shares

As described in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, if a Compulsory Acquisition is not completed in respect of the Common Shares, other means of acquiring the remaining issued and outstanding Common Shares may be proposed. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction. Depending upon the exact manner in which this transaction is carried out, a Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend. In general, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Shareholder’s Common Shares are taxable Canadian property as described above (subject to the discussion below under “Potential Delisting”), and the Non-Resident Shareholder is not entitled to any relief under an applicable income tax convention. If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, a Non-Resident Shareholder who exercises a right of dissent in respect of such amalgamation should be considered to have disposed of Common Shares for proceeds of disposition equal to the amount paid by the amalgamating corporation to the dissenting Non-Resident Shareholder for such Common Shares, other than any interest awarded by the court. It is uncertain under the relevant legislation as to whether such amounts paid to a dissenting Non-Resident Shareholder will be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder would be subject to Canadian withholding tax a rate of 25%. The rate of withholding tax may be reduced under the provisions of an applicable income tax convention. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having the Common Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Common Shares are not then listed on a designated stock exchange.

Potential Delisting

In the event the Common Shares are delisted, such Common Shares would constitute “taxable Canadian property” to Non-Resident Shareholders. As a result, subject to relief under an applicable tax treaty, a Non-Resident shareholder would be subject to Canadian taxation in respect of any disposition or deemed disposition of such Common Shares as described above.

Non-Resident Shareholders are advised to consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Common Shares pursuant to the Offer.

Taxation of Unitholders

Under the existing provisions of the Tax Act, any distribution of income by PET to a non-resident of Canada (“Non-Resident Unitholder”) will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada – U.S. Convention will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Under the Canada – U.S. Convention, certain tax-exempt organizations resident in the U.S. may be entitled to an exemption from Canadian withholding tax.

Pursuant to the SIFT legislation, described below under the heading “Taxation of PET”, amounts in respect of PET’s income payable to Non-Resident Unitholders that are not deductible to PET will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States, who is entitled to claim the benefit of the Canada – U.S. Convention, generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT legislation may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by PET, it is expected that the imposition of tax at the level of PET, under the SIFT legislation, will materially reduce the amount of cash available for distributions to Unitholders.

Returns of capital to a Unitholder, who is not a resident of Canada for purposes of the Tax Act, or is a partnership that is not a “Canadian partnership”, for purposes of the Tax Act, are, and will be under the SIFT legislation, subject to a 15% Canadian withholding tax.

On a disposition or deemed disposition of a PET Unit, whether on a redemption or otherwise, a Non-Resident Unitholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of a PET Unit unless the PET Unit constitutes “taxable Canadian property” to the Non-Resident Unitholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Unitholder is resident.

Generally, a unit of a mutual fund trust will not be taxable Canadian property to a Non-Resident Unitholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, not less than 25% of the issued units of PET were owned by the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder did not deal at arm’s length or any combination thereof.

Taxation of PET

SIFT Legislation

On October 31, 2006, the Minister of Finance (Canada) announced new proposals (the “October 31st Proposals”) that will change the manner in which certain flow-through entities, including mutual fund trusts, referred to as “specified investment flow-through” entities or “SIFTs”, and the distributions from such entities are taxed. The October 31st Proposals will apply a tax at the trust level on distributions of certain income from such a SIFT entity at a rate of tax comparable to the combined federal and provincial corporate tax rate and will result in the distributions from SIFT entities being treated as dividends to the recipient. The October 31st Proposals became law when bill C-52 received Royal Assent on June 22, 2007.

It is expected that PET will be characterized as a SIFT trust and as a result will be subject to the SIFT legislation. The SIFT legislation will not apply to SIFTs that were publicly traded on October 31, 2006 (“Grandfathered SIFTs”), such as PET, until January 1, 2011. However, the SIFT legislation indicates that any “undue expansion” of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the “Interim Period”) may cause the application of the SIFT legislation to the Grandfathered SIFT to occur before January 1, 2011. Following the October 31, 2006 announcement, the Minister of Finance issued a press release on December 15, 2006 wherein it provided guidelines (the “Normal Growth Guidelines”) as to what would be considered “normal growth” as opposed to “undue expansion”. The Normal Growth Guidelines are incorporated by reference into the SIFT legislation.

Under the existing provisions of the Tax Act, PET can generally deduct, in computing its income for a taxation year, any amount of income that its distributes to Unitholders in the year and, on that basis, PET is generally not liable for any material amount of tax. The SIFT legislation will change the manner in which PET and its distributions are taxed beginning January 1, 2011 (provided PET is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines which could result in the SIFT legislation applying to PET at an earlier date). More specifically, PET will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special rate that approximates the tax rate applicable to a taxable Canadian corporation. The SIFT legislation characterizes specified income to include: (i) income (other than dividends that PET could, if it were a corporation, deduct under the Tax Act) from PET’s non-portfolio properties; and (ii) taxable capital gains from PET’s dispositions of non-portfolio properties. Non-portfolio properties include certain Canadian resource properties and investments in certain entities such as certain corporations, trusts and partnerships.

The SIFT legislation indicates that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity) before 2011, by an amount that does not exceed the greater of $50,000,000 and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly traded units, not including debt, options or other interests that were convertible into units of the SIFT). However, under the SIFT legislation; in the event that PET issues additional PET Units or debentures (or other equity substitutes on or before 2011), PET may become subject to this SIFT legislation prior to 2011. No assurance can be provided that the SIFT legislation will not apply to PET prior to 2011. Loss of this status may result in material adverse tax consequences for PET and its Unitholders. However, it is assumed for purposes of this Summary, that PET will not be subject to the SIFT legislation until January 1, 2011. Moreover, it is expected that the issuance of PET Units, pursuant to the Offer, will not, in and of itself, result in the SIFT legislation applying to PET prior to January 1, 2011.

The SIFT legislation will result in material and adverse tax consequences to PET and its Unitholders (most particularly, Unitholders that are tax-exempt or non-residents of Canada as such Unitholders are not entitled to the benefit of the eligible dividend tax treatment that is available to taxable Canadian individuals). It is expected that the imposition of tax at the trust level under the SIFT legislation will materially reduce the amount of cash available for distributions to Unitholders.

Ceasing to Qualify as Mutual Fund Trust

In order for PET to qualify as a mutual fund trust for the purposes of the Tax Act, it must comply with prescribed conditions contained in the Tax Act. It is possible that PET will fail to comply with one or more of such conditions at some point in the future following the acquisition of Common Shares by the Offeror pursuant to the Offer, such that PET will cease to qualify as a mutual fund trust either immediately upon such failure to comply or after the end of the year in which PET fails to comply, depending on the circumstances. Non-Resident Shareholders who continue to hold PET Units at any time that PET does not qualify as a mutual fund trust may be subject to adverse tax consequences. In particular, the PET Units will be “taxable Canadian property”, and non-resident Unitholders will be subject to tax in a manner similar to that discussed above under “Shareholders Not Resident in Canada – Disposition of Common Shares Pursuant to the Offer”. For a discussion on the impact of PET ceasing to qualify as a mutual fund trust on Unitholders that are Deferred Income Plans, see the section headed “Eligibility for Investment” in Annex “A” hereto.

19.	UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

In the opinion of Dorsey & Whitney LLP, United States counsel to the Offeror, the following is a general discussion of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction (together with the Offer, the “Acquisition”). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not discuss U.S. federal income tax consequences to Shareholders who are not U.S. Holders. Moreover, the opinion of Dorsey & Whitney LLP is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. PET and the Offeror have not requested and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Acquisition. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of disposing of Common Shares in connection with the Acquisition.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of the Offer. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (h) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Profound. The summary below also does not address the impact of the Acquisition on Shareholders who are U.S. expatriates or former long-term residents of the U.S. subject to section 877 of the Code. U.S. Holders and others that are subject to special provisions under the Code, including Shareholders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences arising from and relating to the Acquisition.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences arising from and relating to the Acquisition.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the state, local, alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Acquisition. Each U.S. Holder should consult its own tax advisor regarding the state, local, alternative minimum tax, estate and gift, and foreign tax consequences to them of the Acquisition.

Taxation of the Acquisition

Tax Consequences of the Disposition of Common Shares Pursuant to the Offer

Subject to the rules applicable to passive foreign investment companies (“PFICs”) discussed below, the disposition of Common Shares pursuant to the Offer should constitute a taxable disposition of Common Shares by U.S. Holders accepting the Offer, such that U.S. Holders should:

(a)	recognize gain or loss on the Offer equal to the difference between: (i) the fair market value, denominated in U.S. dollars, of the PET Units and/or Canadian currency received pursuant to the Offer; and (ii) the adjusted tax basis of such U.S. Holder in the Common Shares exchanged therefor;

(b)	obtain a basis in PET Units received pursuant to the Offer equal to their fair market value at the time of receipt; and

(c)	obtain a holding period in PET Units which begins on the day after receipt.

Gain or loss recognized by a U.S. Holder pursuant to the Offer generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares have a holding period of more than one year for the U.S. Holder. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation or is treated as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to complex limitations under the Code.

For purposes of determining gain or loss on the Offer, the fair market value of any Canadian currency received will be equal to its U.S. dollar value based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert Canadian currency received into U.S. dollars on the date of receipt generally will have a tax basis in such currency equal to its U.S. dollar value on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be U.S. source ordinary income for foreign tax credit purposes.

Tax Consequences of a Compulsory Acquisition

Subject to the PFIC rules discussed below, the treatment of a U.S. Holder disposing of Common Shares in a Compulsory Acquisition generally will be as described above for U.S. Holders who accept the Offer.

Tax Consequences of a Subsequent Acquisition Transaction

The tax consequences to a U.S. Holder of a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for U.S. Holders who dispose of their Common Shares as part of the Offer or in a Compulsory Acquisition. Subject to the PFIC rules, a U.S. Holder may realize a capital gain or loss and/or a deemed dividend depending upon the precise nature of the Subsequent Acquisition Transaction. As of the date hereof, the Offeror is not in a position to determine the exact manner in which a Subsequent Acquisition Transaction may be carried out. U.S. Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Subject to the PFIC rules, a U.S. Holder that exercises dissent rights in connection with the Acquisition and is paid cash in exchange for all of such U.S. Holder’s Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for his Common Shares (other than the amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Common Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

The consequences to U.S. Holders receiving Canadian currency in a Subsequent Acquisition Transaction generally will be as described under “Tax Consequences of the Disposition of Common Shares Pursuant to the Offer” above.

Application of PFIC Rules to the Acquisition

The foregoing discussion assumes that Profound is not, has not been and will not be a PFIC for any taxable year during which a U.S. Holder holds Common Shares. A U.S. Holder would be subject to special, adverse tax rules in respect of the Acquisition if Profound is classified as a PFIC for any taxable year during which such U.S. Holder has held Common Shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of its assets (based on the average of the quarterly value of the assets during the taxable year) generally measured by fair market value, are assets that either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, the corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold shares, even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Ownership of PET Units

The discussion assumes that PET is classified as a foreign corporation for U.S. federal income tax purposes (even though it is organized as unincorporated open-end investment trust under Canadian law) and uses terminology consistent with this corporate classification, including references to “dividends” and “earnings and profits.”

Distributions With Respect to PET Units

Subject to the PFIC rules, U.S. Holders that receive a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to PET Units will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” (determined under U.S. federal income tax rules) of PET. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of PET, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the PET Units, and (b) thereafter, as gain from the sale or exchange of such PET Units. (See more detailed discussion under the heading “Disposition of PET Units” below). Dividends paid on PET Units generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For taxable years beginning before January 1, 2011, a dividend paid by PET generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) PET, is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. PET generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) it is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) its PET Units are readily tradable on an established securities market in the U.S. However, even if PET satisfies one or more of such requirements, it will not be treated as a QFC if it is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year.

Based on available financial information and current business projections, PET believes that it will not be a PFIC for its current taxable year and foreseeable subsequent taxable years.

Dispositions of PET Units

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of PET Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the PET Units sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the respective shares sold have been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Application of PFIC Rules to PET Units

The preceding sections of this summary assume that PET will not be a PFIC for the taxable year that includes the day after Common Shares are acquired pursuant to the Acquisition or for any subsequent taxable year. Based on available financial information and current business projections, PET believes that it will not be a PFIC for its current taxable year and foreseeable subsequent taxable years. Whether PET will be a PFIC for the taxable year that includes the day after Common Shares are acquired pursuant to the Acquisition or for any subsequent taxable year, will depend on the assets and income of PET over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that PET will not be considered a PFIC for the taxable year that includes the day after Common Shares are acquired pursuant to the Acquisition.

PET generally will be classified as a PFIC for any taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that PET were a PFIC, U.S. Holders of PET Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary. Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of PET as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of PET Units.

Receipt of Canadian Currency

The fair market value of any Canadian currency received in connection with a distribution on PET Units held or on the sale or disposition of PET Units will be equal to its U.S. dollar value based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert Canadian currency received into U.S. dollars on the date of receipt generally will have a tax basis in such currency equal to its U.S. dollar value on the date of receipt. Subject to the PFIC rules discussed below, such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be treated as U.S. source ordinary income for foreign tax credit purposes.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the disposition of Common Shares or in connection with the ownership or disposition of PET Units generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Generally, gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or on a sale or other taxable disposition of PET Units will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of the Common Shares and/or PET Units generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules with respect to the Acquisition and the ownership and disposition of PET Units.

U.S. Holders are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Acquisition and the ownership and disposition of any PET Units.

20.	DEPOSITARY

The Offeror has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Common Shares and related Letters of Transmittal and Election Forms and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Common Shares purchased by the Offeror pursuant to the Offer, whether by payment of cash and/or delivery of PET Units. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its address shown on the last page of this document.

21.	INFORMATION AGENT

Except as set forth below, the Offeror will not pay any expenses, fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer.

The Offeror has retained Kingsdale Shareholder Services Inc. as the Information Agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Information Agent against certain liabilities that may arise out of the performance of its obligations as an information agent.

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario, M5X 1E2

North American Toll Free Phone:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

22.	LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Bennett Jones LLP, Canadian counsel to the Offeror, and by Dorsey & Whitney LLP, U.S. counsel to the Offeror.

23.	INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of each of Bennett Jones LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of the outstanding PET Units or other property or securities of PET or of PET’s associates or affiliates and less than 1% of such securities or property were held by GLJ Petroleum Consultants Ltd.

24.	STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of Profound with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

25.	APPROVAL OF OFFER AND TAKEOVER BID CIRCULAR

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

CONSENTS OF COUNSEL

TO:	The Board of Directors of Paramount Energy Operating Corp., as administrator of Paramount Energy Trust

AND	TO: The Board of Directors of 1463072 Alberta Ltd.

We refer to the Offer and Circular of 1463072 Alberta Ltd. dated April 24, 2009 relating to the offer to purchase all of the Common Shares of Profound Energy Inc. (the “Offer”).

We hereby consent to the use of our opinions contained under “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Circular accompanying the Offer and Annex “A” thereto, respectively.

Calgary, Alberta

April 24, 2009

(Signed) Bennett Jones LLP

TO:	The Board of Directors of Paramount Energy Operating Corp., as administrator of Paramount Energy Trust

AND	TO: The Board of Directors of 1463072 Alberta Ltd.

We refer to the Offer and Circular of 1463072 Alberta Ltd. dated April 24, 2009 relating to the offer to purchase all of the Common Shares of Profound Energy Inc. (the “Offer”).

We hereby consent to the use of our opinion contained under “United States Federal Income Tax Considerations” in the Circular accompanying the Offer.

Seattle, Washington

April 24, 2009

(Signed) Dorsey & Whitney LLP

CONSENT OF KPMG LLP

TO:	The Board of Directors of Paramount Energy Operating Corp., as administrator of Paramount Energy Trust

AND	TO: The Board of Directors of 1463072 Alberta Ltd.

We have read the Offer and Circular of 1463072 Alberta Ltd. dated April 24, 2009 relating to the offer to purchase all of the issued and outstanding Common Shares of Profound Energy Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the Unitholders of Paramount Energy Trust on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years then ended. Our report is dated March 6, 2009.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Alberta

April 24, 2009

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

We have read the Offer and Circular of 1463072 Alberta Ltd. dated April 24, 2009 relating to the offer to purchase all of the issued and outstanding Common Shares of Profound Energy Inc.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the Board of Directors of Paramount Energy Operating Corp., the administrator of Paramount Energy Trust, on the reserves data of Paramount Energy Trust as at December 31, 2008 and to the Board of Directors of Severo Energy Corp. on the reserves data of Severo Energy Corp. as at December 31, 2008. Both of such reports are dated January 29, 2009.

Calgary, Alberta

April 24, 2009

(Signed) McDaniel & Associates Consultants Ltd.

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

We have read the Offer and Circular of 1463072 Alberta Ltd. dated April 24, 2009 relating to the offer to purchase all of the issued and outstanding Common Shares of Profound Energy Inc.

We consent to reference in the above-mentioned Offer and Circular of our report to the Board of Directors of Profound Energy Inc. on the reserves data of Profound Energy Inc. as at December 31, 2008. Such report is dated February 25, 2009.

Calgary, Alberta

April 24, 2009

(Signed) GLJ Petroleum Consultants Ltd.

CERTIFICATE OF THE OFFEROR

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: April 24, 2009

1463072 ALBERTA LTD.

(Signed) Susan L. Riddell Rose President and Chief Executive Officer and Director	(Signed) Sebastian R. Cameron Vice President, Finance and Chief Financial Officer and Director

(Signed) Aaron Thompson

Corporate Controller

CERTIFICATE OF PET

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: April 24, 2009

PARAMOUNT ENERGY TRUST, by its Administrator,

PARAMOUNT ENERGY OPERATING CORP.

(Signed) Susan L. Riddell Rose President and Chief Executive Officer	(Signed) Sebastian R. Cameron Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Karen Genoway Director	(Signed) Jack Peltier Director

ANNEX “A”

INFORMATION CONCERNING PARAMOUNT ENERGY TRUST

The following information should be read in conjunction with the information concerning PET appearing elsewhere in the Offer and Circular and incorporated by reference in the Offer and Circular. Capitalized terms not otherwise defined in Annex “A” are defined in the Glossary, the Offer and the Circular.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

(a)	PET’s annual information form for the year ended December 31, 2008, dated as of March 10, 2009 (the “PET AIF”);

(b)	the audited comparative consolidated financial statements of PET and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon;

(c)	management’s discussion and analysis of PET’s annual consolidated financial statements for the financial year ended December 31, 2008;

(d)	PET’s information circular dated March 20, 2008 in connection with the 2008 annual and general meeting of Unitholders; and

(e)	the material change report filed by PET dated April 7, 2009 in respect of the entering into of the Support Agreement and the Special Warrant Agreement.

All documents of the type referred to above (excluding confidential material change reports) and any interim financial statements, related management’s discussion and analysis and business acquisition reports filed by PET with any of the Canadian Securities Regulatory Authorities subsequent to the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein relating to PET shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with Canadian Securities Regulatory Authorities.

Copies of the PET documents incorporated herein by reference may be obtained on request without charge from Paramount Energy Trust, 3200, 605 – 5th Avenue S.W., Calgary, Alberta (telephone: (403) 269-4400) and are also available electronically at www.sedar.com.

PARAMOUNT ENERGY TRUST

PET is an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta under a trust indenture among Computershare Trust Company of Canada as trustee (the “Trustee”), BMO Nesbitt Burns Inc. and the Administrator. This trust indenture was subsequently amended and restated effective as of August 1, 2002 (the “Trust Indenture”). PET’s assets consist primarily of the POT Royalty (defined below), certain debt owing by POT to PET, 100% ownership of the Administrator and 100% ownership of the beneficial interest in POT.

PET was established for the purposes of issuing PET Units and acquiring and holding royalties and other investments including the entire beneficial interest in POT and the POT Royalty. PET effectively finances the operations of POT. PET makes cash distributions to the Unitholders. These distributions are comprised of royalty and interest income from POT, if any, less any expenses and any other amounts that must be withheld or paid to third parties. All PET Units outstanding from time to time are entitled to an equal undivided share of any distributions. Under the Trust Indenture, PET has broad powers to invest funds that are not distributed to Unitholders.

PET is a natural gas-focused Canadian energy trust operating as a full-cycle exploration and production entity with operations concentrated in shallow natural gas in northeast and east central Alberta.

PARAMOUNT OPERATING TRUST

POT is an unincorporated trust established on June 28, 2002 under the laws of the province of Alberta under a trust indenture between the Administrator as trustee and CIBC World Markets Inc. as settlor with PET as its sole beneficiary. The trust indenture with respect to POT was subsequently amended and restated effective as of August 1, 2002. POT holds, directly and indirectly, all of the oil and natural gas properties in the trust structure on PET’s behalf. POT’s business is acquiring, exploring, developing, producing, optimizing and disposing of oil and natural gas properties. Under an agreement between POT as grantor and PET as royalty owner, POT pays PET 99% of POT’s net revenue from its oil and natural gas properties less permitted deductions with respect to debt payments, capital expenditures and certain other amounts (the “POT Royalty”).

PARAMOUNT ENERGY OPERATING CORP.

The Administrator was incorporated on June 28, 2002 under the ABCA. All of the issued and outstanding Common Shares of the Administrator are held in the name of the Trustee for PET’s benefit and on PET’s behalf. The Administrator was formed primarily to act as trustee of POT and to administer, manage and operate the oil and gas business of POT. In addition, the Trustee has, in accordance with the Trust Indenture, delegated to the Administrator the significant management, administrative and governance functions with respect to PET. Much like a traditional oil and gas corporation, only costs incurred by or on behalf of the Administrator to operate the business will ultimately be borne by the Unitholders.

The head offices of PET, POT and the Administrator are located at 3200, 605 – 5 Avenue S.W., Calgary, Alberta. The Administrator’s registered office is located at 3200, 605 – 5 Avenue S.W., Calgary, Alberta.

Further information with respect to PET’s, POT’s or the Administrator’s business operations are contained under the headings “Paramount Energy Trust Structure” and “General Development of the Business” in the PET AIF incorporated by reference herein.

PRO FORMA FINANCIAL INFORMATION

Annex “B” sets out certain pro forma combined financial statements for PET as at and for the year ended December 31, 2008 after giving effect to the acquisition of Profound pursuant to the Offer.

PRO FORMA RESERVES DATA AFTER GIVING EFFECT TO THE ACQUISITION OF PROFOUND

The following table sets forth certain reserves data as at December 31, 2008 using forecast prices and costs, for: (i) PET; (ii) Profound; and (iii) PET, after giving effect to the acquisition of Profound pursuant to the Offer. The reserves data consists of estimates of oil, natural gas and natural gas liquids reserves and the present value of related future net revenue, and is based upon evaluation reports prepared by McDaniel & Associates Consultants Ltd. and effective December 31, 2008 on the consolidated reserves of PET and Severo Energy Corp. (reports dated January 29, 2009) and an evaluation report prepared by GLJ Petroleum Consultants Ltd. effective December 31, 2008 on the reserves of Profound (report dated February 25, 2009) (collectively, the “Reserves Reports”), each prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as future income tax expenses, administrative, overhead and other miscellaneous expenses.

The estimated net present value of future net revenue set forth in the following tables does not necessarily represent the fair market value of the reserves of PET or Profound. There is no assurance that the forecast price and cost assumptions contained in the Reserves Reports will be attained and variances could be material.

The recovery and reserves estimates on the PET and Profound properties are estimates only. Actual reserves on such properties may be greater or less than those calculated. In addition, the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Pro Forma PET Reserves Data – Forecast Prices and Costs

(as of December 31, 2008)

	PET			Profound			Combined
Marketable Reserves	Total Proved	Total Probable	Total Proved Plus Probable	Total Proved	Total Probable	Total Proved Plus Probable	Total Proved	Total Probable	Total Proved Plus Probable
Light and Medium Oil (Mbbl)
Gross(2)	570	325	895	760	228	988	1,330	553	1,883
Net(2)	531	284	815	595	175	769	1,126	459	1,584
Natural Gas (MMcf)
Gross(2)	257,533	220,711	478,244	35,161	17,440	52,601	292,694	238,151	530,845
Net(2)	218,220	179,637	397,857	27,896	14,054	41,951	246,116	193,691	439,808
Natural Gas Liquids (Mbbl)
Gross(2)	16	6	22	1,686	833	2,518	1,702	839	2,540
Net(2)	11	4	15	1,079	538	1,617	1,090	542	1,632
Oil Equivalent (Mboe)
Gross(2)	43,507	37,116	80,623	8,306	3,967	12,273	51,813	41,083	92,896
Net(2)	36,912	30,227	67,139	6,323	3,055	9,378	43,235	33,282	76,517
Before Tax Present Value of Future Net Revenue ($000s)(3)
0%	1,210,565	920,494	2,131,059	252,535	144,748	397,283	1,463,100	1,065,242	2,528,342
5%	1,011,362	630,845	1,642,207	196,083	82,812	278,895	1,207,445	713,657	1,921,102
10%	876,011	457,595	1,333,606	159,758	55,047	214,805	1,035,769	512,642	1,548,411
15%	776,325	346,202	1,122,527	134,723	40,165	174,888	911,048	386,367	1,297,415
20%	699,534	271,025	970,559	116,529	31,147	147,676	816,063	302,172	1,118,235

Notes:

(1)	The presentation of the reserves for the combined entity reflects the estimates of reserves for PET and Profound arithmetically added together and may not reflect the same confidence levels as if the estimates were prepared for the total reserves of PET after giving effect to the acquisition of Profound pursuant to the Offer.
(2)	“Gross” reserves are the working interest (operating or non-operating) share of reserves before deduction of royalties and without including any royalty interests of the issuer. “Net” reserves are the working interest (operating or non-operating) share of reserves after deduction of royalty obligations, plus the issuer’s royalty interests.

(3)	The “Combined” before tax present value of future net revenue related to total proved, total probable and total proved plus probable reserves represents the sum of the before tax present values of future net revenue related to the corresponding categories for each of PET and Profound, without any adjustment for variations in the pricing assumptions used in the respective underlying Reserve Reports.

Estimates and Qualifications

Approximately 99% of PET’s annual production volume and 99% of PET’s proved and probable reserves are related to natural gas, and as such PET reports production and reserves in Mcf equivalent (Mcfe), including in the PET AIF incorporated by reference herein. In the above table oil, heavy oil, natural gas and natural gas liquids have been reported separately to permit the addition of Profound reserves data, which are not reported in Mcfe. Mcfe and boe may be misleading, particularly if used in isolation. In accordance with NI 51-101, a Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

COMPARISON OF RIGHTS AS A UNITHOLDER OF PET UNITS

AND AS A SHAREHOLDER OF PROFOUND

Upon successful completion of the Offer, Shareholders who elect the Unit Alternative, are deemed to elect the Unit Alternative or who are unable to receive the Cash Alternative in respect of all of their Common Shares tendered to the Offer as a result of pro ration will become Unitholders. All PET Units outstanding from time to time are entitled to receive an equal undivided share of any distributions from PET. In the event that PET ceases to exist or is wound up, each PET Unit entitles its holder to an equal undivided share in any amounts distributed upon such cessation or winding-up after satisfaction of all liabilities and provision for indemnities. All PET Units are of the same class with equal rights and privileges. Each PET Unit is transferable, fully paid and non-assessable and entitles its holder to receive notice of, attend and vote at all meetings of the Unitholders. The PET Units do not entitle the Unitholder to any conversion, retraction, redemption or pre-emptive rights, except for the rights referred to under “Redemption Rights” below. No fractional PET Units will be issued or transferred in connection with the Offer.

As at the date hereof there are 112,967,783 PET Units issued and outstanding. Assuming the Maximum Cash Consideration is paid pursuant to the Offer, and assuming 37,977,008 Common Shares outstanding (on a fully diluted basis, but not including any Common Shares issuable on exercise of the Performance Warrants as they are all presently out-of-the-money), following successful completion of the Offer, approximately 123,520,276 PET Units will be outstanding. PET has received from the TSX conditional approval for the listing of up to 11,629,978 PET Units for issuance as consideration under the Offer, however, if the Maximum Cash Consideration is paid, all Profound Options are exercised and no Performance Warrants are exercised, approximately 10,555,644 PET Units will be issued pursuant to the Offer. Unlike PET, in respect of which rights of Unitholders are governed by the Trust Indenture, Profound is a corporation existing under the laws of Alberta and as such, the rights of Profound Shareholders are governed by the ABCA and Profound’s articles and by-laws. However, the Trust Indenture was expressly designed to provide Unitholders with substantially the same rights and remedies as are enjoyed by shareholders of an Alberta corporation.

A summary of some of the material differences between the ABCA, which governs Profound and the Common Shares, and the Trust Indenture, which governs PET and PET Units, is provided below. This summary is not an exhaustive review and reference should be made to the full text of the Trust Indenture, the articles of Profound and the ABCA, and any regulations thereunder, for particulars of any differences between them. Unitholders should consult their legal or other professional advisors with respect to the implications of holding the Common Shares compared with holding PET Units.

Distributions

In accordance with PET’s distribution policy, PET distributes substantially all of its available cash to Unitholders by way of monthly distributions. By contrast, dividends on the Common Shares may be fixed by the board of directors of Profound from time to time in its sole discretion having regard to Profound’s capital requirements, and may change or be eliminated as business conditions warrant. To date, Profound has not declared or paid any dividends and there can be no assurances that Profound will ever pay dividends on the Common Shares. See “Distributions” below.

Redemption Rights

PET Units are redeemable at any time on demand by the holders thereof upon delivery to PET of a duly completed and properly executed notice requesting redemption in a form approved by the Trustee, in accordance with the terms and conditions of the Trust Indenture. A Unitholder exercising the right of redemption will receive a price per PET Unit calculated according to the date such PET Units were tendered to PET for redemption. By contrast, no redemption rights exist for holders of Common Shares.

Dissent Rights, Oppression and Similar Actions

Under the terms of the Trust Indenture, Unitholders have dissent rights, the right to an oppression remedy and to bring a derivative action which are substantially equivalent to those rights available to shareholders of an ABCA corporation, such as Profound.

Unitholder or Shareholder Meetings

The Trust Indenture provides that annual meetings of Unitholders will be called at a date, time and at a place set by the Trustee. The Trust Indenture provides that special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the PET Units then outstanding. Under the ABCA, meetings of Shareholders are required to be held within certain fixed periods.

Record Date for Unitholders’ Meetings

The Trust Indenture states that the Trustee may fix a date not more than 60 days and not less than 35 days prior to the date of any meeting of holders of PET Units as a record date for the determination of holders of PET Units entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the business day immediately preceding the date upon which notice of the meeting is given. Under the ABCA, the directors of Profound may fix a date not more than 50 days and not less than 30 days prior to the date of any meeting of Shareholders as a record date for determination of Shareholders entitled to vote at such meeting, or any adjournment thereof. Where a corporation fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting, shareholders are entitled to vote only those common shares held by them on the record date.

Shareholder Proposals

The Trust Indenture does not provide for a Unitholder to submit notice to PET of any matter that the holder of PET Units proposes to raise at an annual meeting of Unitholders. Under the ABCA, shareholder proposals may be submitted by both registered and beneficial Shareholders who are entitled to vote at an annual shareholders’ meeting. Under the ABCA, only holders of not less than 5% of the voting Common Shares may submit a proposal with respect to the election of directors.

Registered Office

The Trust Indenture provides that PET’s head office will be located in Calgary, Alberta or elsewhere in Canada as the Trustee may from time to time designate. Under the ABCA, a corporation’s registered office must be located in Alberta.

Limited Liability

Shareholders of an ABCA corporation are offered substantially equivalent protection against liability as provided to Unitholders under the Trust Indenture.

TRADING PRICE AND VOLUME OF THE PET UNITS AND DEBENTURES

The PET Units are listed for trading on the TSX under the symbol “PMT.UN”. The following table sets forth the reported high and low sales price and the cumulative volume of trading of the PET Units on the TSX for the periods indicated:

Period	Price Range		Trading Volume (Units)
	High	Low
2008
April	9.95	8.15	13,448,549
May	10.25	9.01	11,519,122
June	10.19	9.16	9,097,815
July	10.15	7.95	9,470,623
August	9.15	7.43	8,033,737
September	8.75	7.01	12,595,230
October	7.44	4.80	14,539,347
November	6.44	4.89	6,059,023
December	5.77	4.40	8,460,796
2009
January	5.75	4.75	6,151,442
February	4.90	3.40	7,319,978
March	3.68	2.59	8,772,738
April (1-23)	3.92	3.01	6,227,899

PET’s 8% convertible unsecured subordinated debentures due September 30, 2009 (the “8% Convertible Debentures”) are listed for trading on the TSX and trade under the symbol “PMT.DB”. The following sets out the price range and trading volume of the 8% Convertible Debentures as reported by the TSX for the periods indicated:

Period	Price Range		Trading Volume ($)
	High	Low
2008
April	104.00	102.50	58,000
May	104.00	101.02	23,000
June	101.92	100.00	44,000
July	102.50	101.77	30,000
August	102.00	101.73	31,000
September	102.00	101.05	236,000
October	100.50	84.50	98,000
November	99.98	95.01	305,000
December	99.00	96.00	93,000
2009
January	99.50	97.50	544,500
February	100.00	97.62	64,000
March	100.00	95.00	163,000
April (1-23)	101.00	98.02	172,000

PET’s 6.25% convertible unsecured subordinated debentures were issued on April 26, 2005, are due June 30, 2010 (the “2005 6.25% Convertible Debentures”) and are listed for trading on the TSX and trade under the symbol “PMT.DB.A”. The following sets out the price range and trading volume of the 2005 6.25% Convertible Debentures as reported by the TSX for the periods indicated:

Period	Price Range		Trading Volume ($)
	High	Low
2008
April	100.50	97.56	1,015,000
May	100.00	97.00	751,000
June	102.49	99.00	1,306,000
July	101.97	99.50	807,000
August	102.50	100.00	771,000
September	101.96	90.06	650,000
October	96.45	80.00	513,000
November	95.00	80.01	441,000
December	94.00	73.00	617,000
2009
January	95.00	90.00	387,000
February	92.00	87.00	706,000
March	90.00	84.77	589,000
April (1-23)	95.00	88.75	902,000

PET’s 6.25% convertible unsecured subordinated debentures were issued on April 6, 2006, are due April 30, 2011 (the “2006 6.25% Convertible Debentures”) and are listed for trading on the TSX and trade under the symbol “PMT.DB.B”. The following sets out the price range and trading volume of the 2006 6.25% Convertible Debentures as reported by the TSX for the periods indicated:

Period	Price Range		Trading Volume ($)
	High	Low
2008
April	99.0	95.02	2,333,000
May	98.5	95.32	2,005,000
June	99.9	97.00	5,078,000
July	100.00	96.50	1,527,000
August	99.97	97.34	1,274,000
September	99.48	95.00	1,142,000
October	94.50	65.01	743,000
November	85.50	71.02	661,000
December	81.00	60.50	1,933,000
2009
January	84.99	70.00	602,000
February	83.00	70.60	776,000
March	79.98	68.00	464,000
April (1-23)	80.51	73.50	1,864,000

PET’s 6.50% convertible unsecured subordinated debentures were issued on June 20, 2007, are due June 30, 2012 (the “6.50% Convertible Debentures”) and are listed for trading on the TSX and trade under the symbol “PMT.DB.C”. The following sets out the price range and trading volume of the 6.50% Convertible Debentures as reported by the TSX for the periods indicated:

Period	Price Range		Trading Volume ($)
	High	Low
2008
April	95.49	91.28	1,606,000
May	96.50	94.01	3,127,000
June	98.99	95.00	4,023,000
July	98.49	96.06	3,503,000
August	97.00	95.26	2,652,000
September	96.35	90.00	1,340,000
October	91.00	62.00	1,053,000
November	75.95	65.00	4,482,000
December	70.00	58.00	3,965,000
2009
January	82.50	59.00	2,810,000
February	75.00	68.00	7,937,000
March	70.00	62.01	1,270,000
April (1-23)	78.60	70.00	1,482,000

PRIOR SALES

During the twelve-month period preceding the date hereof, PET did not issue any PET Units or securities convertible into PET Units other than in the normal course under its unit incentive plan, bonus rights plan, employee savings plan and distribution reinvestment and optional cash purchase plan. Such issuances are set out below:

Date	Type of Security	Issue Price/Exercise Price	Number of Securities
April 15, 2008	Trust Units(1)	$8.24	188,142
April 23, 2008	Trust Units(2)	$14.20	5,281
April 30, 2008	Trust Units(3)	$9.46	12,715
May 13, 2008	Unit Incentive Rights	$9.84	87,000
May 15, 2008	Trust Units(1)	$9.17	148,181
May 28, 2008	Bonus Rights	$0.01	110,315
June 10, 2008	Trust Units(3)	$9.62	31,566
June 10, 2008	Trust Units(4)	$5.28	25,000
June 11, 2008	Trust Units(3)	$9.77	10,809
June 16, 2008	Trust Units(1)	$9.00	166,662
June 23, 2008	Trust Units(3)	$10.04	1,469
June 23, 2008	Unit Incentive Rights	$10.04	27,000
July 15, 2008	Trust Units(1)	$8.70	167,725
July 25, 2008	Unit Incentive Rights	$7.95	29,500
August 11, 2008	Unit Incentive Rights	$7.52	30,000
August 12, 2008	Trust Units(3)	$7.77	574
August 15, 2008	Trust Units(1)	$7.46	408,984
August 27, 2008	Trust Units(3)	$8.80	800
September 15, 2008	Trust Units(1)	$7.68	460,447
September 16, 2008	Trust Units(3)	$7.48	7,558
September 24, 2008	Unit Incentive Rights	$8.24	120,500
October 15, 2008	Trust Units(1)	$5.63	522,078
October 23, 2008	Unit Incentive Rights	$5.93	394,000
November 12, 2008	Unit Incentive Rights	$5.98	40,000
November 13, 2008	Trust Units(4)	$3.99	50,000
December 17, 2008	Unit Incentive Rights	$4.95	75,000

Date	Type of Security	Issue Price/Exercise Price	Number of Securities
February 17, 2009	Unit Incentive Rights	$4.30	2,679,500
April 2, 2009	Unit Incentive Rights	$3.28	50,000
April 6, 2009	Unit Incentive Rights	$3.56	24,000

Notes:

(1)	Issued pursuant to the PET distribution reinvestment and optional cash purchase plan.
(2)	Issued pursuant to the conversion of convertible debentures of PET.
(3)	Issued pursuant to the exercise of bonus rights issued pursuant to the PET bonus rights plan.
(4)	Issued pursuant to the exercise of options.

DISTRIBUTIONS

PET distributes cash to Unitholders out of the income and other amounts PET receives, royalty and interest income from POT, if any, less any expenses and any other amounts that must be withheld or paid to third parties. PET borrows funds from time to time to finance the purchase of properties or corporate entities, for capital expenditures or for other financial obligations or expenditures in respect of properties held by PET or for working capital purposes. The Credit Facility contains provisions which restrict the ability of PET to pay distributions to Unitholders in the event of the occurrence of certain events of default.

The historical distributions described below may not be reflective of future distributions, which will be subject to review by the board of directors of the Administrator taking into account the prevailing circumstances at the relevant time. See “Risk Factors” below.

The following table summarizes cash distributions declared to Unitholders during the prior twelve months:

For the Period Ended	Payment Date	Distributions per PET Unit
2008
April 30, 2008	May 15, 2008	$0.100
May 31, 2008	June 16, 2008	$0.100
June 30, 2008	July 15, 2008	$0.100
July 31, 2008	August 15, 2008	$0.100
August 31, 2008	September 15, 2008	$0.100
September 30, 2008	October 15, 2008	$0.100
October 31, 2008	November 17, 2008	$0.100
November 30, 2008	December 15, 2008	$0.100
December 31, 2008	January 15, 2009	$0.100
2009
January 31, 2009	February 17, 2009	$0.070
February 28, 2009	March 16, 2009	$0.070
March 31, 2009	April 15, 2009	$0.050

RISK FACTORS

As Shareholders who do not receive the full Cash Alternative under the Offer will acquire PET Units as consideration under the Offer, Shareholders should consider the risks and uncertainties associated with PET and with the Offer, as set out below.

Risks Relating to PET

An investment in the PET Units is subject to certain risks. Before making any investment decision, a potential investor should carefully consider the risks described below and in the PET AIF and PET’s management’s discussion and analysis for the year ended December 31, 2008, which are incorporated by reference in this Offer and Circular. These risks may not be the only risks faced by PET. Risks and uncertainties not presently known by PET or which are presently considered immaterial may also adversely impact PET’s business, results of operations, and financial performance.

Risks Relating to the Offer

The issuance of PET Units under the Offer and the resale of PET Units received in connection with the Offer may cause the market price of PET Units to decline.

As of April 23, 2009, 112,967,783 PET Units were outstanding. Assuming the Maximum Cash Consideration is paid, all Options are exercised and no Performance Warrants are exercised, in conjunction with the Offer PET will issue a maximum of approximately 10,555,644 PET Units. The issuance of these new PET Units and their sale in the public market from time to time could have the effect of depressing the market price for PET Units. Although the issuance of PET Units under the Offer should increase the liquidity in the market for such PET Units and offer benefits of larger market capitalization, there may be greater volatility of market prices in the near term pending the creation of a stable Unitholder base.

Shareholders will receive a fixed number of PET Units under the Offer and this consideration will not be adjusted to reflect market fluctuations. Consequently, the PET Units issuable under the Offer may have a market value lower than expected.

Unit Electing Shareholders will receive a fixed number of PET Units under the Offer, rather than PET Units with a fixed market value. Because the consideration under the Offer will not be adjusted to reflect any changes in the market value of the PET Units, the market value of PET Units may vary significantly from the value at the dates referenced in this Circular or the actual dates that Shareholders become entitled to receive PET Units pursuant to the Offer. For example, during the twelve-month period ending on March 30, 2009 (the most recent trading day prior to the date of the announcement of the Offer), the trading price of PET Units on the TSX varied from a low of $2.59 to a high of $10.25 and ended that period at $3.10. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of PET, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, changes in commodity prices and other factors over which PET has no control. Moreover, currency exchange rates may fluctuate and the prevailing Canadian dollar—U.S. dollar exchange rate on the Effective Time may be significantly different from the exchange rate on the date of this Circular or the actual dates that Shareholders who are U.S. persons become entitled to receive the cash payment in lieu of PET Units. These changes may significantly affect the value of the consideration received by U.S. persons under the Offer.

Possible Failure to Realize Anticipated Benefits of the Acquisition of Profound

PET is proposing to complete the acquisition of Profound pursuant to the Offer in attempt to strategically expand PET’s asset base and to create the opportunity to realize certain benefits as described in the Offer and Circular. Achieving the benefits of the acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as PET’s ability to realize the anticipated growth opportunities and synergies from combining the acquired business and operations with PET’s business and operations. The integration of acquired businesses requires the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, and on the basis of the assumption that PET will qualify as a mutual fund trust within the meaning of the Tax Act at the Effective Time on the date of issue, the PET Units will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans deferred profit sharing plans, registered disability savings plans and tax free savings accounts. In order for PET to qualify as a mutual fund trust for purposes of the Tax Act, it must comply with prescribed conditions contained in the Tax Act. It is possible that PET will fail to comply with one or more of such conditions at some point in the future following the acquisition of Common Shares by the Offeror pursuant to the Offer, such that PET will cease to qualify as a mutual fund trust either immediately upon such failure to comply or after the end of the year in which PET fails to comply, depending upon the circumstances. If PET’s status as a mutual fund trust is lost, the PET Units would cease to be a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts. Where at the end of any month a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan (each a “Plan”) holds PET Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the PET Units. In addition, where a trust governed by a registered retirement savings plan or registered retirement income funds hold PET Units that are not qualified investments, the Plan will become taxable on its income attributable to the PET Units while they are not qualified investments, including the full amount of any capital gain realized on the disposition of the PET Units. Where a trust governed by a registered education savings plan holds PET Units that are not qualified investments, the Plan’s registration may be revoked. Where a tax-free savings account holds PET Units that cease to be qualified investments, the holder of the tax-free savings account may be required to pay a tax under Part XI.01 of the Tax Act equal to 50% of the fair market value of such PET Units at the time that such PET Units cease to be a qualified investment. Where a registered disability savings plan holds PET Units that cease to be a qualified investment, the Plan and the holder thereof may be jointly and separately liable to pay a tax equal to 50% of the fair market value of such PET Units immediately before the time that the PET Units cease to be a qualified investment for the registered disability savings plan.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the PET Units is Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario.

ANNEX “B”

PRO FORMA FINANCIAL STATEMENTS

Paramount Energy Trust

Pro Forma Combined Balance Sheet

As at December 31, 2008

	Paramount Energy Trust	Profound Energy Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
(Cdn$ thousands, unaudited)				(Note 3)

Assets
Current assets
Accounts receivable	$63,612	$9,872	$–		$73,484
Marketable securities	127	–	–		127
Financial instruments	45,262	–	–		45,262
Prepaid expenses and deposits	–	2,449	–		2,449

	109,001	12 ,321	–		121,322

Property, plant and equipment	954,153	193,887	(81,646)	(d)	1,066,394
Goodwill	29,129	–	–		29,129
Future income taxes	–	2,518	–		2,518
Financial instruments	13,406	–	–		13,406

	$1,105,689	$208,726	$(81,646)		$1,232,769

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$50,473	$15,652	$–		$66,125
Distributions payable	11,297	–	–		11,297
Bank and other debt	15,676	54,093	(54,093)	(b)	15,676

	77,446	69,745	(54,093)		93,098

Long term debt	276,976	–	73,093	(b)	350,069
Gas over bitumen royalty adjustments	74,643	–	–		74,643
Asset retirement obligations	179,723	2,540	–		182,263
Convertible debentures	221,518	–	–		221,518
Non-controlling interest	1,871	–	–		1,871
Future income taxes	16,086	–	–		16,086

Unitholders’ equity
Unitholders’ capital	1,108,453	–	35,795	(c)	1,144,248
Common stock	–	128,778	(128,778)	(e)	–
Equity component of convertible debentures	7,335	–	–		7,335
Contributed surplus	12,873	5,001	(5,001)	(e)	12,873
Retained earnings (deficit)	(871,235)	2,662	(2,662)	(e)	(871,235)

	257,426	136,441	(100,646)		293,221

	$1,105,689	$208,726	$(81,646)		$1,232,769

See accompanying notes

Paramount Energy Trust

Pro Forma Combined Statement of Earnings

Year Ended December 31, 2008

(unaudited)

	Paramount Energy Trust	Profound Energy Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
(Cdn$ thousands except per unit amounts)				(Note 4)

Revenue
Oil and natural gas	$543,576	$61,016	$–		$604,592
Royalties	(92,260)	(12,269)	–		(104,529)
Realized gain (loss) on financial instruments	(1,283)	(1,125)	–		(2,408)
Unrealized gain (loss) on financial instruments	42,065	(173)	–		41,892
Gas over bitumen revenue and other	5,702	694	–		6,396

	497,800	48,143	–		545,943

Expenses
Operating	120,611	10,298	–		130,909
Transportation	14,082	662	–		14,744
Exploration	34,118	–	7,335	(a)	41,453
General and administrative	37,626	5,301	–		42,927
Interest and other	13,822	5,146	850	(c)	19,818
Interest on convertible debentures	18,345	–	–		18,345
Gain on sale of property and equipment	(6,025)	–	–		(6,025)
Depletion, depreciation and accretion	218,542	20,835	(10,630)	(b)	228,747

	451,121	42,242	(2,445)		490,918

Earnings before income taxes	46,679	5,901	2,445		55,025

Current tax	–	–	–		–
Future income tax	16,086	2,579	721	(d)	19,386

	16,086	2,579	721		19,386

Net earnings before non-controlling interest	30,593	3,322	1,724		35,639
Non-controlling interest	192	–	–		192

Net earnings	$30,785	$3,322	$1,724		$35,831

Net earnings per trust unit (Note 4( e))
Basic	$0.28				$0.29
Diluted	$0.27				$0.29

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Pro Forma Combined Financial Statements

(unaudited, dollar amounts in Cdn$ thousands except as noted)

1.	BASIS OF PRESENTATION

The accompanying pro forma combined financial statements (the “Pro Forma Statements”) of Paramount Energy Trust (“PET” or the “Trust”) have been prepared for inclusion in the take-over bid circular of 1463072 Alberta Ltd (the “Offeror”), an indirect wholly-owned subsidiary of the Trust, dated April 24, 2009. The Pro Forma Statements give effect to the proposed acquisition by the Trust of all of the issued and outstanding commons shares of Profound Energy Inc. (“Profound”).

The Pro Forma Statements have been prepared from and should be read in conjunction with the audited consolidated financial statements of PET as at December 31, 2008 and for the year then ended and the audited consolidated financial statements of Profound as at December 31, 2008 and for the year then ended.

In the opinion of management of PET, these Pro Forma Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2008 audited consolidated financial statements of PET, including the application of successful efforts accounting for petroleum and natural gas operations.

The Pro Forma Statements are not necessarily indicative of the results of operations that would have occurred on a combined basis for the year ended December 31, 2008 or for future periods.

On April 24, 200 9 the Offeror made an offer to acquire all of the issued and outstanding common shares and associated rights of Profound, including the common shares which become outstanding upon exercise or conversion of stock options and performance warrants, for consideration of, at the election of the shareholder:

(a)	$1.34 in cash per common share; or

(b)	0.394 of a PET trust unit per common share; or

(c)	any combination of the cash and trust units,

subject, in each case, to pro ration based upon (a) a fixed amount of $15 million of cash; and (b) a maximum number of trust units equal to: (i) 0.394 multiplied by (ii) the difference between (A) the number of common shares of Profound outstanding on a fully-diluted basis on the initial take-up date under the offer (excluding any common shares issued or issuable upon the conversion of the Special Warrants (as defined below) and any common shares owned by PET or any of its affiliates as of March 30, 2009) and (B) 11,194,029.

In addition, PET purchased on April 14, 2009 9,224,310 special warrants of Profound (the “Special Warrants”) on a private placement basis, at a price of $0.75 per Special Warrant for total subscription proceeds of approximately $6.9 million. The Special Warrants are convertible into Common Shares on a one-for-one basis. Conversion is automatic in certain events and otherwise at the option of PET. The Special Warrants are also redeemable by PET at their subscription price in certain events.

The proceeds from the private placement of Special Warrants were deposited in trust on closing of the private placement and will be releasable either to Profound on conversion of the Special Warrants to common shares, or to PET on redemption. The special warrants will be automatically converted into Common Shares in the event of a deemed conversion event (as such term is defined in the special warrant agreement), including if PET does not take up and pay for a minimum of 50.1% of the common shares pursuant to the Offer. For the purposes of such calculation, any common shares issued or issuable to PET pursuant to the Special Warrants will not be included. In addition, PET has, at all times prior to redemption or conversion, the ability to convert the Special Warrants into common shares. Upon the conversion of the Special Warrants into common shares, Profound will receive the trust funds along with all earned interest on such funds.

PET has the right to require Profound to redeem the Special Warrants at any time following the occurrence of a redemption event (as such term is defined in the special warrant agreement), including if PET takes up and pays for a minimum of 50.1% of the common shares pursuant to the Offer. For the purposes of such calculation, any common shares issued or issuable to PET pursuant to the Special Warrants will not be included. On the occurrence of a redemption event, PET has the option to require the redemption of the Special Warrants at their original subscription price or to convert the Special Warrants into common shares in accordance with their terms.

The unaudited pro forma combined balance sheet as at December 31, 2008 has been prepared from the audited consolidated balance sheet of the Trust and the audited balance sheet of Profound as at December 31, 2008. The unaudited pro forma combined statement of earnings for the year ended December 31, 2008 has been prepared from the audited consolidated statement of earnings of the Trust for the year ended December 31, 2008 and the audited statement of earnings of Profound for the year ended December 31, 2008.

2.	ACQUISITION OF PROFOUND

On April 24, 2009 the Offeror made an offer (the “Offer”) to acquire all of the issued and outstanding common shares and associated rights of Profound. These pro forma financial statements account for the transaction using the purchase method with the allocation of the purchase price, as follows:

Net Assets Acquired and Liabilities Assumed

Accounts receivable	$9,872
Other current assets	2,449
Future tax asset	2,518
Property, plant and equipment	112,241
Accounts payable and accrued liabilities	(15,652)
Bank and other debt	(54,093)
Asset retirement obligations	(2,540)

$54,795

Consideration
Purchase price	$50,795
Acquisition costs	4,000

$54,795

The above represents Management’s preliminary assessment of the total consideration, net assets acquired and liabilities assumed. Values attributed to property, plant and equipment are based on Profound’s independent reserve report dated December 31, 2008, adjusted for changes in current and forward oil and natural gas prices and current market conditions. The allocation of the purchase price will be finalized after the values of the consideration, assets and liabilities have been definitively determined. Accordingly, the above allocation is subject to change.

3.	PRO FORMA COMBINED BALANCE SHEET

The unaudited pro forma combined balance sheet gives effect to the transactions and assumptions as if they had occurred at December 31, 2008:

(a)	Acquisition of all of the common shares of Profound through the issuance of 10,528,056 trust units, cash consideration of $15.0 million plus estimated acquisition costs of $4.0 million. The number of trust units issued assumes that all 848,000 outstanding Profound stock options, other than 70,000 options which have not vested and will expire prior to the expiry of the Offer, are exercised and converted to common shares prior to the transactions and that none of the 2,734,733 outstanding Profound performance warrants are exercised due to their exercise prices being substantially above the price of the Offer. It is also assumed that all of the Special Warrants would be redeemed and none would be converted into common shares as the pro forma combined balance sheet has been prepared on the basis of PET acquiring all of the common shares of Profound prior to the conversion of the Special Warrants.

(b)	Elimination of current Profound bank debt of $54.1 million as it will be replaced by PET financing.

(c)	Increase in Unitholders’ capital of $35.8 million and increase of $73.1 million in bank debt to reflect the issuance of trust units and bank debt to finance the transaction.

(d)	Adjustments to property, plant and equipment as a result of the allocation from the purchase price equation (see Note 2) to reduce the net book value of property, plant and equipment to fair value.

(e)	Equity of Profound has been eliminated as a result of the business combination.

4.	PRO FORMA COMBINED STATEMENTS OF EARNINGS

The unaudited pro forma combined statements of earnings for the year ended December 31, 2008 give effect to the proposed transactions and assumptions as if they had taken place on January 1, 2008:

(a)	Geological and geophysical costs, dry hole costs, expired leases and lease rentals on unproved properties have been expensed as exploration costs pursuant to successful efforts accounting.

(b)	Depletion, depreciation and accretion have been calculated on a combined basis incorporating the fair value of Profound’s assets and the successful efforts basis of accounting. Depletion and depreciation were calculated on the Profound assets using forecast price reserves as at December 31, 2008, as constant price reserves were not available for the Profound assets.

(c)	Interest and other expense on Profound’s statement of earnings has been eliminated, as Profound’s current bank debt is not included in the assets being acquired. Interest expense has been increased as a result of the increase in PET’s bank debt due to the above noted transactions.

(d)	Future income taxes have been adjusted to reflect the income tax impact of the pro forma adjustments.

(e)	The calculation of earnings per Trust Unit is based on the weighted average Trust Units outstanding for the period and gives effect to the issuance of the 10,528,056 Trust Units assumed to be issued pursuant to the transaction.

Weighted Average Pro Forma Trust Units Outstanding	Year Ended December 31, 2008

Basic	122,000,636
Diluted	123,347,340

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Office of the Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Calgary	Toronto

Watermark Tower Suit 600, 530 – 8th Avenue SW Calgary, AB T2P 3S8 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Inquiries

North America Toll Free: 1-800-564-6253

Outside North America Call: 1-514-982-7555

Fax: 1-905-771-4082

E-Mail: corporateactions@computershare.com

This Letter of Transmittal and Election Form is for use in accepting the Offer by 1463072 Alberta Ltd. to purchase all of the issued and outstanding common shares in the capital of Profound Energy Inc. referred to below. The instructions accompanying this Letter of Transmittal and Election Form should be read carefully before this Letter of Transmittal and Election Form is completed.

LETTER OF TRANSMITTAL AND ELECTION FORM

for Deposit of Common Shares of

PROFOUND ENERGY INC.

Pursuant to the Offer dated April 24, 2009, made by

1463072 ALBERTA LTD.

an indirect wholly-owned subsidiary of

PARAMOUNT ENERGY TRUST

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (CALGARY TIME) ON JUNE 1, 2009 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This letter of transmittal and election form (the “Letter of Transmittal and Election Form”) or a facsimile thereof, properly completed and duly executed, together with all other required documents must accompany certificates representing common shares (the “Common Shares”) in the capital of Profound Energy Inc. (“Profound”) to be deposited, pursuant to the offer to purchase all of the issued and outstanding Common Shares and associated rights, dated April 24, 2009 (the “Offer”) made by 1463072 Alberta Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of Paramount Energy Trust (“PET”), to the holders of the Common Shares (the “Shareholders”).

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal and Election Form.

Capitalized terms used but not defined in this Letter of Transmittal and Election Form which are defined in the Offer or the take-over bid circular dated April 24, 2009 which accompanied the Offer (the “Circular”) shall have the meanings set out in such documents.

The Depositary, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal and Election Form (see back page of this document for addresses and telephone numbers). A Shareholder who wishes to deposit Common Shares pursuant to the Offer and whose Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Common Shares pursuant to the Offer.

Shareholders who wish to deposit Common Shares but whose certificates representing such Common Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance – Procedures for Guaranteed Delivery”. See Instruction 2 of this Letter of Transmittal and Election Form, “Procedure for Guaranteed Delivery”.

Please read the instructions and rules set forth below carefully before completing this Letter of Transmittal and Election Form.

DELIVERY OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 13 OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM, “U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9”.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Common Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal and Election Form.

TO:	1463072 ALBERTA LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., at its offices set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares subject only to the provisions of the Offer regarding withdrawal. The undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

*   Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 of this Letter of Transmittal and Election Form, “Partial Deposits”.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal and Election Form in the above form.)

CURRENCY OF PAYMENT

Cash consideration payable to you pursuant to the Offer will be paid in Canadian dollars.

TO:	1463072 ALBERTA LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

ELECTION FOR CASH AND/OR UNITS

Pursuant to the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Common Shares. Shareholders may elect to receive the Cash Alternative (Choice A) OR the Unit Alternative (Choice B) OR any combination of the Cash Alternative and the Unit Alternative (Choice C) (each, a “Consideration Alternative”).

Shareholders may choose only ONE of the choices below:

☐        Choice A – The CASH ALTERNATIVE

Shareholders who check Choice A (“Cash Electing Shareholders”) will receive Cdn. $1.34 in cash for each Common Share deposited under this Choice A (subject to pro ration based on the Maximum Cash Consideration).

☐        Choice B – The UNIT ALTERNATIVE

Shareholders who check Choice B (“Unit Electing Shareholders”) will receive 0.394 of a trust unit of Paramount Energy Trust (the “PET Units”) for each Common Share deposited under this Choice B (subject to pro ration based on the Maximum Unit Consideration).

☐        Choice C – COMBINATION of the CASH ALTERNATIVE and the UNIT ALTERNATIVE

Shareholders who check this box will receive Cdn. $1.34 in cash for each Common Share deposited under the Cash Alternative (subject to pro ration based on the Maximum Cash Consideration) and 0.394 of a PET Unit for each Common Share deposited under the Unit Alternative, as specified below (subject to pro ration based on the Maximum Unit Consideration):

Common Shares deposited under the Cash Alternative; and

Common Shares deposited under the Unit Alternative.

The total number of Common Shares tendered under Choice C – Combination of the Cash Alternative and the Unit Alternative must equal the total number of Common Shares tendered to the Offer.

Fractional PET Units will not be issued. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable under the Offer, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated.

Any Shareholder who deposits Common Shares and fails to complete the Letter of Transmittal and Election Form electing a Consideration Alternative or who does not properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Common Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Unit Alternative.

The undersigned:

(a)	acknowledges receipt of the Offer and accompanying Circular;

(b)	delivers to the Depositary the enclosed certificate(s) representing Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Common Shares represented by such certificates (the “Purchased Common Shares”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Common Shares, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer, effective on and after the date the Offeror takes up and pays for the Purchased Common Shares (the “Effective Date”);

(c)	represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Common Shares and that when the Purchased Common Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d)	represents and warrants that the undersigned owns the Purchased Common Shares being deposited within the meaning of Applicable Securities Laws;

(e)	represents and warrants that the deposit of the Purchased Common Shares complies with Applicable Securities Laws;

(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal and Election Form;

(g)	directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Common Shares: (a) to issue or cause to be issued a cheque and/or certificate representing PET Units to which the undersigned is entitled for the Purchased Common Shares under the Offer in the name indicated in this Letter of Transmittal and Election Form and to send such cheque and/or certificate representing PET Units by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated in this Letter of Transmittal and Election Form; and (b) to return any certificates for Common Shares not purchased under the Offer to the address indicated in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Profound);

(h)	irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Common Shares taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Common Shares on the appropriate register of Shareholders maintained by Profound; and

(ii)

except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, revoke any such instrument, authorization or consent given prior to or after the

Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Common Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Common Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Common Shares, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Common Shares;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Common Shares;

(i)	agrees, effective on and after the Effective Date, not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Profound and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Common Shares and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Common Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Common Shares with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j)	agrees, if Profound should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Profound of such Common Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k)	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror;

(l)	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(m)	by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

(n)	revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the deposited Common Shares or any distributions;

(o)	agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the deposited Common Shares or any distributions by or on behalf of the undersigned, unless the deposited Common Shares are not taken up and paid for under the Offer; and

(p)	by reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l’offre et son acceptation par cette d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

BLOCK A (See Instructions 3, 4 and 7)	BLOCK B (See Instructions 3, 4 and 7)

ISSUE UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE(S) IN NAME OF: (please print or type)	SEND UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE(S) (UNLESS BLOCK C IS CHECKED) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance Number)

BLOCK C

☐	HOLD UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE FOR PICK UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS DEPOSITED

BLOCK D

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

☐        The owner signing below represents that it IS NOT a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐         The owner signing below represents that it IS a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either: (i) providing an address in Block A that is located within the United States or any territory or possession thereof; or (ii) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax on cash received, you must complete the Substitute Internal Revenue Service Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you are not a U.S. person for United States federal income tax purposes or are not acting on behalf of such a U.S. person, then you must complete the appropriate Internal Revenue Service Form W-8 to avoid backup withholding. If you require an Internal Revenue Service Form W-8, please contact the Depositary. See Instruction 13 for more information.

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (See Instruction 2)

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – (See Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint shareholders (if required):

Dated:

Signature of Shareholder or Authorized Representative – (See Instructions 3, 4 and 5)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9 Request for Taxpayer Identification Number and Certification	Part 1 - Please provide your name in the box at right.	Name Social Security Number (If awaiting TIN, write “Applied For”) OR Employer Identification Number (If awaiting TIN, write “Applied For”)
Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Part 3 - Certification - Under penalties of perjury, I certify that:

(A)   The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me);

(B)   I am not subject to backup withholding because: (i) I am exempt from backup withholding; (ii) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified me that I am no longer subject to backup withholding; and

(C)   I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (B) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person                                      Date                                  , 20

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the IRS and in backup withholding of 28% of the cash portion of the gross consideration paid to you pursuant to the Offer. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal and Election Form.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either: (i) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (ii) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the cash portion of the gross proceeds paid to me will be withheld.

Signature                                                                               Date                                     , 20

INSTRUCTIONS AND RULES

1.	Use of Letter of Transmittal and Election Form

(a)	This Letter of Transmittal and Election Form (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing the deposited Common Shares, if applicable, properly completed and duly signed, must be received by the Depositary at its offices specified on the back page hereof at or prior to the Expiry Time, being 8:00 a.m. (Calgary time) on June 1, 2009, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 are employed.

(b)	The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing deposited Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at its offices specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either: (i) the certificates representing such Shareholder’s Common Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificates and all other required documents to the Depositary by the Expiry Time, those Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (which is printed on YELLOW paper), or a manually signed facsimile thereof, is received by the Depositary at its Toronto, Ontario office as set forth in the Notice of Guaranteed Delivery, on or prior to the Expiry Time;

(c)	the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal and Election Form or a facsimile hereof, relating to such Common Shares and all other documents required by this Letter of Transmittal and Election Form, are received by the Depositary at its Toronto, Ontario office before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the Certificate or Certificates representing the Common Shares referenced therein, as set forth in paragraph (c) above.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto, Ontario, no later than the Expiry Time. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and Election Form and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Industry Regulatory

Organization of Canada, members of the Financial Industry Regulatory Authority, or banks and trust companies in the United States.

3.	Signatures

(a)	This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of Common Shares accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)	If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the deposited Common Shares, such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the deposited Common Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any deposited Common Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the deposited Common Shares:

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the deposited Common Shares, or if the PET Unit certificate and/or the cheque, if any, are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Common Shares maintained by or on behalf of Profound, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

6.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal and Election Form. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered owner, unless a subsequent transaction is completed, in which case the consideration to which the registered owner is entitled will be sent, in either case as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal and Election Form. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Delivery Instructions

If any cheque(s) or certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal and Election Form, then Box B on this Letter of Transmittal and Election Form should be completed. If Box B is not completed, any cheque(s) or certificate(s) in respect of PET Units issued in exchange for Common Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Profound. Any cheque(s) or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal and Election Form will be deemed to be delivered at the time of mailing.

8.	Miscellaneous

(a)	No alternative, conditional or contingent deposits will be accepted and no fractional Common Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal and Election Form (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Common Shares for payment.

(b)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein, excluding those provisions relating to conflict of laws. By executing this Letter of Transmittal and Election Form, the Shareholder attorns to the jurisdiction of the courts of the Province of Alberta in respect of any dispute arising hereunder.

(c)	Additional copies of the Offer, Circular and this Letter of Transmittal and Election Form may be obtained from the Depositary at the addresses listed on the back page hereof.

(d)	Before completing this Letter of Transmittal and Election Form, you are urged to read the accompanying Offer and Circular.

(e)	All questions as to the validity, form, eligibility, timely receipt and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgment. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received or in the deposit or acceptance of any Common Shares. None of the Offeror, the Depositary or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, Circular and this Letter of Transmittal and Election Form shall be final and binding.

(f)	Deposits of Common Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of that jurisdiction.

(g)	If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for deposited Common Shares, additional certificate numbers and number of deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(h)	If deposited Common Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal and Election Form should be signed for each different registration.

9.	Assistance

The Depositary or the Information Agent (see back page for addresses and telephone numbers) will be able to assist you with any questions you may have about the Offer, Circular and this Letter of Transmittal and Election Form.

10.	Currency of Payment

All cash consideration payable to Shareholders pursuant to the Offer will be paid in Canadian dollars.

11.	Privacy Notice

Computershare Investor Services Inc. (“Computershare”) is committed to protecting your personal information. In the course of providing services to you and its corporate clients, Computershare receives non-public personal information about you – from transactions Computershare performs for you, forms you send Computershare, other communications Computershare has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. Computershare uses this to administer your account, to better serve your and Computershare’s clients’ needs and for other lawful purposes relating to Computershare’s services. Computershare has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at Computershare’s website, computershare.com, or by writing them at 100 University Ave, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

12.	Lost share certificates

If a certificate representing Common Shares has been lost or destroyed, the Letter of Transmittal and Election Form should be completed as fully as possible and forwarded to the Depositary at its offices indicated herein, together with a letter describing the loss and a contact telephone number. The Depositary will forward such letter to Profound’s registrar and transfer agent so that the transfer agent may provide replacement instructions.

13.	U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a holder of Common Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the cash portion of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (i) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (ii) that (A) the holder is exempt from backup withholding; (B) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.

If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed Internal Revenue Service Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate Internal Revenue Service Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE CASH PORTION OF THE GROSS PROCEEDS PAID TO SUCH HOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (i) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (ii) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (iii) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer – Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000, Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended, “IRS” is the Internal Revenue Service.

	For This Type of Account:	Give The Taxpayer Identification of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(l)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust that is not a legal or valid trust under state law	The actual owner
5.	Sole proprietorship or disregarded entity	The owner
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax-Exempt organization account	The organization
9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A TAXPAYER IDENTIFICATION NUMBER

If you don’t have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Card or Form SS-4, Application for Employer Identification Number and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)	An international organization or any agency or instrumentality thereof.

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A middleman known in the investment community as a nominee or custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(x)	A trust exempt from tax under Section 664 or described in Section 4947.

Certain payments are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N,

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Election Form to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients arc required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1)	Failure to Furnish Taxpayer Identification Number – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information – Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

The Information Agent for this Offer is:

The Exchange Tower

130 King Street West, Suite 2950 P.O. Box 361

Toronto, ON

M5X 1E2

North American Toll Free Number:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Office of the Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Calgary	Toronto

Watermark Tower Suit 600, 530 – 8th Avenue SW	100 University Avenue 9th Floor
Calgary, AB T2P 3S8	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Inquiries

North America Toll Free: 1-800-564-6253

Outside North America Call: 1-514-982-7555

Fax: 1-905-771-4082

E-Mail: corporateactions@computershare.com

THIS IS NOT A LETTER OF TRANSMITTAL AND ELECTION FORM

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

PROFOUND ENERGY INC.

This notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) or a facsimile hereof, properly completed and duly executed, must be used to accept the offer dated April 24, 2009 (the “Offer”) made by 1463072 Alberta Ltd. (the “Offeror”) to purchase all of the outstanding common shares and associated rights (the “Common Shares”) of Profound Energy Inc. (“Profound”) if certificates for the Common Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (8:00 a.m. Calgary time on June 1, 2009 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile transmission to the Toronto, Ontario office of the Depositary.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer or the take-over bid circular dated April 24, 2009 which accompanied the Offer (the “Circular”) shall have the meanings set out in such documents.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by the Offeror for the Common Shares if: (i) the certificates representing the Common Shares are not immediately available; or (ii) the holder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, in which events, the Common Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its Toronto, Ontario office set forth in this Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed copy of the Letter of Transmittal and Election Form, or manually signed facsimile thereof, relating to the Common Shares and all other documents required by the Letter of Transmittal and Election Form, are received by the Depositary at its Toronto, Ontario office set forth in this Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

This Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth herein.

To: The Depositary, Computershare Investor Services Inc.

By Mail

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Toronto

100 University Avenue

9th Floor

Toronto, ON M5J 2Y1

Attention: Corporate Actions

Fax: (905) 771-4082

This Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto, Ontario, no later than the Expiry Time. Delivery of this Notice of Guaranteed Delivery and the Letter of Transmittal and Election Form and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal and Election Form is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal and Election Form.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL AND ELECTION FORM.

The undersigned hereby deposits to the Offeror upon the terms and subject to the conditions set forth in the Offer and Letter of Transmittal and Election Form, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the Guaranteed Delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Procedures for Guaranteed Delivery” and Instruction 2 to the Letter of Transmittal and Election Form.

Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited

TO:	1463072 ALBERTA LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

ELECTION FOR CASH AND/OR UNITS

Pursuant to the Offer, the undersigned elects to receive one of the following forms of consideration for all of the deposited Common Shares.

Shareholders may elect to receive the Cash Alternative (Choice A) OR the Unit Alternative (Choice B) OR any combination of the Cash Alternative and the Unit Alternative (Choice C) (each, a “Consideration Alternative”).

Shareholders may choose only ONE of the choices below:

☐        Choice A – The CASH ALTERNATIVE

Shareholders who check Choice A (“Cash Electing Shareholders”) will receive Cdn. $1.34 in cash for each Common Share deposited under this Choice A (subject to pro ration based on the Maximum Cash Consideration).

☐        Choice B – The UNIT ALTERNATIVE

Shareholders who check Choice B (“Unit Electing Shareholders”) will receive 0.394 of a trust unit of Paramount Energy Trust (the “PET Units”) for each Common Share deposited under this Choice B (subject to pro ration based on the Maximum Unit Consideration).

☐        Choice C – COMBINATION of the CASH ALTERNATIVE and the UNIT ALTERNATIVE

Shareholders who check this box will receive Cdn. $1.34 in cash for each Common Share deposited under the Cash Alternative (subject to pro ration based on the Maximum Cash Consideration) and 0.394 of a PET Unit for each Common Share deposited under the Unit Alternative, as specified below (subject to pro ration based on the Maximum Unit Consideration):

Common Shares deposited under the Cash Alternative; and

Common Shares deposited under the Unit Alternative.

The total number of Common Shares tendered under Choice C – Combination of the Cash Alternative and the Unit Alternative must equal the total number of Common Shares tendered to the Offer.

Fractional PET Units will not be issued. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable under the Offer, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated.

Any Shareholder who deposits a Notice of Guaranteed Delivery and fails to complete the above election with respect to all Common Shares to which the Notice of Guaranteed Delivery applies, will be deemed to have elected the Unit Alternative with respect to the Common Shares not elected, including in the event the subsequent Letter of Transmittal and Election Form elects another Consideration Alternative with respect to such Common Shares. In the event of any discrepancy between a Shareholder’s election in this Notice of Guaranteed Delivery and the subsequent Letter of Transmittal and Election Form, the election or deemed election provided for in this Notice of Guaranteed Delivery shall govern.

PLEASE SIGN AND COMPLETE

Signature(s):

Address:
(Postal/Zip Code)

Name(s):

Capacity (full title), if in a representative capacity:

Area Code and	Taxpayer Identification, Social Insurance
Telephone Number:	Or Social Security Number:

Dated:

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary at its Toronto, Ontario office of the certificates representing the Common Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal and Election Form in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal and Election Form, all on or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone Number:	Dated:

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Paramount Energy Trust concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Paramount Energy Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 24, 2009.

PARAMOUNT ENERGY TRUST
By its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
Name:	Cameron R. Sebastian
Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Support Agreement (incorporated by reference to Exhibit 99.4 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).

2.1	Annual Information Form of Paramount Energy Trust for the year ended December 31, 2008, dated as of March 10, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.2	Audited comparative consolidated financial statements of Paramount Energy Trust and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.3	Management’s Discussion and Analysis of Paramount Energy Trust’s annual consolidated financial statements for the financial year ended December 31, 2008 (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.4	Information Circular, dated March 20, 2008, in connection with the 2008 annual and special meeting of shareholders of Paramount Energy Trust (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 2, 2008 (File No. 0-52083)).

2.5	Material Change Report, dated April 7, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).